UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

X
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____ to ____

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Computer Sciences Corporation Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Sciences Corporation
1775 Tysons Boulevard
Tysons, Virginia 22102

Computer Sciences Corporation Matched Asset Plan
Financial Statements and Supplemental Schedule
December 31, 2016 and 2015

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements as of December 31, 2016 and 2015 and for the year ended December 31, 2016:

Statements of Net Assets Available for Plan Benefits	3
Statement of Changes in Net Assets Available for Plan Benefits	4
Notes to Financial Statements	5

Supplemental Schedule as of December 31, 2016:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	S-1
Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2016	S-45

Exhibits 23.1: Consent of Independent Registered Public Accounting Firm

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Computer Sciences Corporation Employee Benefits Fiduciary Committee and Participants of
Computer Sciences Corporation Matched Asset Plan
Tysons, Virginia

We have audited the accompanying statements of net assets available for benefits of the Computer Sciences Corporation Matched Asset Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) at December 31, 2016 and the Schedule of Reportable Transactions for the year ended December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules (Schedule of Assets [Held at End of Year] at December 31, 2016 and the Schedule of Reportable Transactions for the year ended December 31, 2016) is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Johnson Lambert LLP
Vienna, Virginia
June 26, 2017

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

Statements of Net Assets Available for Plan Benefits

	As of
	December 31, 2016	December 31, 2015
Assets:
Total participant-directed investments - at fair value	$2,511,539,177	$2,546,530,814

Receivables:
Employer Contribution Receivable	17,659,536	20,241,123
Notes receivable from participants	20,556,214	24,565,683
Accrued investment income	1,742,931	2,350,895
Unsettled trade receivables	5,504,523	1,898,351
Total receivables	45,463,204	49,056,052
Total assets	2,557,002,381	2,595,586,866

Liabilities:
Accrued expenses	746,913	1,947,104
Unsettled trade payables	21,658,425	19,995,022
Total liabilities	22,405,338	21,942,126

Net assets available for plan benefits	$2,534,597,043	$2,573,644,740

See accompanying notes to financial statements.

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended
December 31, 2016
Investment income:
Net appreciation in fair value of investments	$247,740,261
Dividends	9,219,354
Interest	6,477,148
Net investment gain	263,436,763

Additions:
Participant contributions	81,450,443
Employer contributions	21,141,173
Participant rollovers	14,703,784
Total additions	117,295,400

Deductions:
Distributions to participants	418,010,674
Administrative expenses	1,769,186
Total deductions	419,779,860

Net decrease in net assets available for plan benefits	(39,047,697)

Net assets available for benefits:
Beginning of year	2,573,644,740
End of year	$2,534,597,043

See accompanying notes to financial statements.

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

Notes to Financial Statements

Note 1 - Description of the Plan

The following brief description of the Computer Sciences Corporation Matched Asset Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Computer Sciences Corporation, its subsidiaries, and those joint ventures and partnerships over which Computer Sciences Corporation exercises control and that participate in the Plan are hereafter collectively referred to as "CSC" or the "Company."
The Plan is a defined contribution plan adopted by the action of the Board of Directors of CSC taken on November 3, 1986, and constituted an amendment and restatement of the Employee Stock Purchase Plan (the "Prior Plan").
The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code, as amended (the "Code"), Section 401(a). Effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, is intended to satisfy the requirements of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Company established the CSC Employee Benefits Fiduciary Committee (the "Committee"), which generally consists of five members appointed by the Compensation Committee of the Board of Directors of the Company who serve without additional compensation and are reimbursed by the Company for all reasonable expenses incurred in the discharge of their duties as members of the Committee to the extent such expenses are not paid by the Plan. The Committee serves as the named fiduciary and administrator of the Plan and has the power to interpret, construe and administer the Plan, and to decide any dispute which may arise under the Plan.
Effective April 1, 2015, the Plan was updated to incorporate several changes which included an updated investment menu line-up with white-labeled options, a restriction of future contributions to the CSC stock fund of 10% of eligible compensation, and a change in the default investment option to the Target Series fund by age.
Effective July 1, 2015, a self-directed brokerage account option was offered to plan participants.
Effective November 30, 2016, a liquidation of the CSRA stock fund was completed in an orderly fashion and proceeds from the liquidation were deposited in the Qualified Default Investment Account of each affected participant.

Separation of NPS - On November 27, 2015, the Company completed the separation of the Company's U.S. public sector business ("NPS") and combination of NPS with SRA International, Inc. to form a new independent publicly traded Company: CSRA Inc. ("CSRA") (the "Separation"). Under the terms of the Separation agreements, on November 27, 2015, stockholders who held CSC common stock at the close of business on November 18, 2015 (the "Record Date"), received a distribution of one CSRA common share for every one share of CSC common stock held.

Interest in the CSC Sponsored Trust - Through November 2, 2015 the Plan assets were held in The Bank of New York in a master trust. As part of the Separation, CSC assigned the trust to CSRA and transferred all assets associated with CSC employees into a newly formed master trust sponsored by the Company. The Bank of New York serves as trustee, agent, and custodian of the Plan for purposes of investment of the assets of the trust.

At both December 31, 2016 and 2015, the Plan’s interest in the assets of the trust in which its asset were held was approximately 99%. Investment income and administrative expenses relating to each discretionary or directed fund are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund. Accordingly, the Plan reports its investment in the trust account based on an allocation of individual investments of the trust account.
Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions fully vest immediately.
Eligibility and Participation - Any eligible employee (as defined in the Plan) who has satisfied the Plan's age requirement, and is employed by a participating employer, and who receives a stated compensation in respect of employment on the U.S. payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may decide to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.
Employee and Company Contributions - An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%, subject to certain additional limitations for highly compensated employees) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will be forfeited and returned to the Company via the forfeiture account or applied to reduce future matching Company contributions or Plan administrative expenses. The Plan permits participants age 50 and over to make additional "catch-up" contributions in excess of the statutory limit up to an additional $6,000 on a pre-tax basis in 2016.
A participant is not permitted to make voluntary after-tax contributions to the Plan unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.
The Company will contribute an amount equal to 50% of the first 6% of the participant's compensation deferral, except for certain groups of employees for whom, under the terms of their contract agreements, the Company will contribute different amounts.
Company match earned for all participants that are in the standard match is posted to participant accounts in January of the following year. In order to receive this match, participants must remain employed through the end of the year or terminate due to retirement or death. Retired or deceased employees receive their contribution as soon as administratively feasible. The few select participants that receive a match during the year include collectively bargained employees, Swiss Re and service contract employees. Participants should refer to the Plan document for more information about the aforementioned groups.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is reduced by any distributions. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions and account balance into various investment options offered by the Plan. The Plan currently offers the 18 investment options listed below.

Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%. After an initial election has been made, a participant may designate a different fund or funds into which future compensation deferral contributions shall be invested as of the next possible pay date once per calendar month. In addition, a participant may elect to redesignate twice per month any amounts in his or her account as of the current or next business day of any month (depending on when the election is made) to be invested in a different fund. These elections may be made by giving such advance notice as may be required by the Plan administrator.

The T. Rowe Price Stable Value Common Trust Fund is frozen to new participants and to new contributions. These investment options are made up of various investments as determined by the investment manager.

Each of the investment funds noted below are listed as one fund on Form 5500, Schedule H, Line 4i and subtotaled as Interest in Commingled Funds:

•	Blackrock Global Allocation Collective Fund

•	Pyramis Select Global Equity Commingled Funds

•	MCM International Country World Index EX US issued by Bank of New York Mellon (EB DL ACWI)

•	Mellon EB Daily Liquidity Stock Index Fund issued by BNYM

•	MCM Daily Liquidity Completion Fund issued by BNYM (EB Daily Liquidity Market Completion Fund)

•	Mellon TIPS Index Fund issued by BYNM (EB Daily Liquidity Non-SL)

•	Target Series Retirement Fund issued by SSgA (Target Retirement Income)

•	Target Series Retirement 2015 Fund issued by SSgA (Target Retirement 2015 SL)

•	Target Series Retirement 2020 Fund issued by SSgA (Target Retirement 2020 SL)

•	Target Series Retirement 2025 Fund issued by SSgA (Target Retirement 2025 SL)

•	Target Series Retirement 2030 Fund issued by SSgA (Target Retirement 2030 SL)

•	Target Series Retirement 2035 Fund issued by SSgA (Target Retirement 2035 SL)

•	Target Series Retirement 2040 Fund issued by SSgA (Target Retirement 2040 SL)

•	Target Series Retirement 2045 Fund issued by SSgA (Target Retirement 2045 SL)

•	Target Series Retirement 2050 Fund issued by SSgA (Target Retirement 2050 SL)

•	Target Series Retirement 2055 Fund issued by SSgA (Target Retirement 2055)

•	Target Series Retirement 2060 Fund issued by SSgA (Target Retirement 2060)

•	T Rowe Price Stable Value Common Trust Fund

Separately managed investment funds for which the underlying investments are listed individually on Form 5500, Schedule H, Line 4i:

•	CSC Stock Fund (Computer Sciences Corporation Common Stock)

•	BlackRock Core Bond Portfolio (Bond Option)
• Epoch Global Equity (Strategic Equity Option)

The individual investments of the above listed separately managed funds are listed in the Form 5500, Schedule H, Line 4i Schedule of Assets with the following descriptions:

•	Short-Term Investments

•	CSC Common Stock

•	Registered Investments

•	Corporate Bonds

•	State and Local Obligations

•	Agency Mortgage Backed Securities

•	Asset and other Mortgage Backed Securities

•	Non U.S. Government Funds

•	Common Stock

•	U.S. Treasuries

•	Self-Directed Brokerage

The investment return, gains and losses in the respective funds fluctuates on a daily basis within a participant's account due to changes in the net asset values ("NAVs").
Vesting of Participants' Interests/Forfeitures - Participants are fully vested immediately in their contributions plus actual earnings thereon.

The majority of participants have a vested interest in his or her Matching Contributions Account of 100% after achieving one full year of service. For a few selected groups of participants, vesting in his or her Matching Contributions Account, as defined, is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company, upon severance by reason of death or total and permanent disability.
Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service, as defined, or upon withdrawal from the Plan. Such forfeitures during 2016 amounted to $3,062,681. Forfeitures may be applied to reduce future matching contributions by the Company, pay Plan administrative expenses and restore amounts previously forfeited by terminated employees. The Plan had a forfeiture balance of $2,868,685 at December 31, 2016 and $2,386,649 at December 31, 2015. In 2016, employer contributions attributable to the year ended December 31, 2015 were reduced by $2,386,649. The Plan also paid administrative expenses of $185,143 and restored forfeitures of $8,853.
Distributable Amounts, Withdrawals and Refunds - With a few exceptions applicable to a few selected groups, a participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, dismissal, or attainment of age fifty-nine and one-half (59-1/2). The rules of payment of a participant's distributable benefit depend upon the age of and number of years of service completed by the participant and the type of severance.
While still an employee, a participant may take a withdrawal of his or her compensation deferral contributions provided a fully completed application is submitted. The request for withdrawal will be approved if it is deemed that an adequate financial hardship and resulting need for such an amount has been demonstrated by the participant.
Administrative Expenses - Certain administrative expenses are paid by CSC (the "Plan sponsor"), as provided by the Plan. A $3.20 monthly administration fee is applied to accounts of terminated participants. Plan participants also incurred quarterly advisory fees totaling $4.70 during calendar year 2016.
Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on management’s knowledge of historical information and current events, and expectations about actions that the Company may undertake in the future. Actual results could differ materially from those estimates. In the opinion of Company management, the accompanying consolidated financial statements contain all adjustments necessary, including those of a normal recurring nature, to fairly present the financial statements.

Risks and Uncertainties - The Plan utilizes various investment instruments including short-term investment funds ("STIF"), fixed income securities, commingled funds, a stable value fund and Company stock. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
The Plan also invests in securities of international companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many international companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
Security Transactions - Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.
Valuation of Investment Securities - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4 - Fair Value Measurements). Investments in the STIF are stated at amortized cost which approximates fair value. Fixed income securities including U.S. Treasuries, U.S. government agencies securities, corporate bonds, asset and other mortgage backed securities, agency mortgage backed securities and non U.S. government funds are generally valued using model-based pricing methods that use observable market data as inputs. Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year.
Investments in commingled funds are stated at estimated fair values, which have been determined based on the NAVs of the funds. NAVs are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates.
The Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the "Fund"), which is frozen to new participants and to new contributions. The Fund is stated at the fair value of the underlying investments based upon NAV. The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund's constant NAV of $1 per unit. The Fund invests principally in Guaranteed Investment Contracts ("GICs") issued by insurance companies; Bank Investment Contracts ("BICs") issued by banks; Synthetic Investment Contracts ("SICs") issued by banks, insurance companies and other issuers, as well as the securities supporting such SICs; separate account contracts ("SACs"); and other similar instruments which are intended to maintain a constant NAV. These investments are included in "Investments measured at net asset value" in the fair value of Plan assets table included in Note 4-Fair Value Measurements.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Specifically, any event outside the normal operation of the trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of circumstances that may affect the Fund's ability to transact at contract value include partial or complete legal termination of the trust or a unit holder, tax disqualification of the trust or a unit holder and certain trust amendments if the issuer's consent is not obtained. As of December 31, 2016, the occurrence of an event outside the normal operation of the trust that would cause a withdrawal from an investment contract is not considered to be probable.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,215,962 and $2,902,807 at December 31, 2016 and 2015, respectively.

New Accounting Standards - During 2016, the Company adopted the following Accounting Standards Updates ("ASU") issued by the Financial Accounting Standards Board ("FASB"):

ASU 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. There is no impact from this guidance on the Plan's financial statements and footnotes other than the format of disclosure as included in Note 4 - Fair Value Measurements.

ASU 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient." Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of ASU 2015-12 eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan.

As a result of clarifications to the guidance associated with this ASU, Plan management determined that an investment in a stable value fund that was previously measured and reported at contract value was an indirect investment through an investment company in a fully benefit-responsive investment contract ("FBRIC"), rather than a direct investment in a FBRIC. As such, the Plan has no investments that are to be measured or disclosed at contract value as required by Part I. In accordance with this ASU, the adjustment from fair value to contract value that was disclosed within the Plan's statement of net assets available for plan benefits for the year ended December 31, 2015 has retrospectively been removed. Prospectively, the adjustment from fair value to contract value will no longer be presented. Disclosures associated with the adoption of Part II have been modified accordingly.

Standards Issued But Not Yet Effective - The following ASU was recently issued but has not yet been adopted by CSC:

In February 2017, the FASB issued ASU 2017-06, "Plan Accounting: Defined Benefit Pension Costs (Topic 960); Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965) Employee Benefit Plan Master Trust Reporting" which is intended to improve the usefulness of the information reported to users of employee benefit plan financial statements and to provide clarity to preparers and auditors. For each master trust in which a plan holds an interest, the amendments in this update require a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. ASU 2017-06 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted, applied retrospectively. CSC is currently evaluating the impact that this ASU will have on its reporting and related disclosures. CSC does not expect changes in its current accounting policies upon adoption; however, expanded disclosure in CSC's notes to its financial statements as prescribed is anticipated.

Note 3 - Tax Status

The Internal Revenue Service has determined and informed the Company by a determination letter dated May 8, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Code.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan is subject to routine audits by taxing jurisdictions, and is currently not under an IRS audit.
The Plan administrator and tax counsel believe that although the Plan was amended in 2015 and 2016 and these amendments were not considered in the most recent determination letter, the Plan is currently designed and being operated in compliance with applicable requirements of the Code and the Plan continues to be tax-exempt. As such, no provision for income taxes has been included in the Plan's financial statements.
Note 4 - Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The objective of a fair value measurement is to estimate the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Such transactions to sell an asset or transfer a liability are assumed to occur in the principal market for that asset or liability, or in the absence of the principal market, the most advantageous market.

Assets and liabilities subject to fair value measurement disclosures are required to be classified according to a three-level fair value hierarchy with respect to the inputs used to determine fair value. The level in which an asset or liability is disclosed within the fair value hierarchy is based on the lowest level input that is significant to the related fair value measurement in its entirety. The levels of input are defined as follows:

Level 1: Quoted prices unadjusted for identical assets or liabilities in an active market.
Level 2: Inputs other than quoted prices that are observable, either directly or indirectly, for similar assets or liabilities.
Level 3: Unobservable inputs that reflect the entity's own assumptions which market participants would use in pricing the asset or liability.

Asset Valuation Techniques - Self-directed brokerage is categorized as Level 1. They are valued using quoted prices in active markets for identical assets. Cash and cash equivalents are primarily short-term investment funds that are categorized as Level 2 and are stated at amortized cost which approximates fair value.
Fixed income securities are generally categorized as Level 2. These investments are generally valued using model-based pricing methods that use observable market data as inputs. Broker dealer bids or quotes of securities with similar characteristics may also be used.
The following table provides examples of inputs that are commonly relevant for valuing particular classes of fixed income securities in which the Plan invests. However, these classifications are not exclusive, and any of the inputs may be used to value any other class of fixed income security.

Fixed income class	Examples of standard inputs

All
Trade execution data, live trading levels, cash flows, bids, offers, quotes, spreads, indices, Treasury curves, observed market movements, volatility, specific terms and conditions (collectively referred to as "standard inputs")

Corporate bonds	Standard inputs and events affecting market sectors and individual issuer credit worthiness

U.S. Treasuries, U.S. government agencies, state and local obligations, non-U.S. government securities	Standard inputs

Mortgage backed securities, asset backed securities	Standard inputs, prepayment speeds, actual pool, and collateral information

U.S. and global equity securities in separately managed funds are categorized as Level 1 if the securities trade on national or international exchanges and are valued at their last reported closing price. If the securities do not trade on national or international exchanges they are categorized as Level 2 using significant observable inputs.
Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2016, and December 31, 2015, there were no transfers between levels.
Short-Term and Commingled Funds - The funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants.

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2016 was as follows:

	As of December 31, 2016
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
Equity:
Global equity	$26,406,180	$—	$—	$26,406,180
CSC common stock	286,779,816	—	—	286,779,816
U.S. equity	11,503,256	—	—	11,503,256

Fixed Income:
U.S. treasuries	—	57,965,794	—	57,965,794
U.S. government agencies	—	8,931,269	—	8,931,269
State and local obligations	—	1,000,373	—	1,000,373
Non-U.S. government funds	—	1,452,861	—	1,452,861
Agency mortgage backed securities	—	35,870,871	—	35,870,871
Asset and other mortgage backed securities	—	23,194,575	—	23,194,575
Corporate bonds	—	47,128,127	—	47,128,127
Alternatives fund (mutual fund)	65,657,534	—	—	65,657,534

Other:
Self-directed brokerage	25,645,045	—	—	25,645,045

Cash & cash equivalents:
Short-term investments	—	208,235,838	—	208,235,838

Total assets in the fair value hierarchy	415,991,831	383,779,708	—	799,771,539

Investments measured at net asset value	—	—	—	1,711,767,638

Total investments at fair value	$415,991,831	$383,779,708	$—	$2,511,539,177

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2015 was as follows:

	As of December 31, 2015
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
Equity:
Global equity	$20,151,164	$—	$—	$20,151,164
CSC common stock	188,304,219	—	—	188,304,219
CSRA common stock	198,149,310	—	—	198,149,310
U.S. equity	32,351,808	—	—	32,351,808

Fixed Income:
U.S. treasuries	—	51,010,616	—	51,010,616
U.S. government agencies	—	2,892,679	—	2,892,679
State and local obligations	—	1,031,781	—	1,031,781
Non-U.S. government	—	1,881,541	—	1,881,541
Agency mortgage backed securities	—	42,677,873	—	42,677,873
Asset and other mortgage backed securities	—	36,120,496	—	36,120,496
Corporate bonds	—	44,144,737	—	44,144,737
Alternatives fund (mutual fund)	69,881,840	—	—	69,881,840

Other:
Self-directed brokerage	17,429,043	—	—	17,429,043

Cash and cash equivalents:
Short-Term Investments	—	213,209,240	—	213,209,240

Total assets in the fair value hierarchy	526,267,384	392,968,963	—	919,236,347

Investments measured at net asset value	—	—	—	1,627,294,467

Total investments at fair value	$526,267,384	$392,968,963	$—	$2,546,530,814

Note 5 - Notes Receivable to Participants

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.

Loan amounts are taken from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments go back into the participants' accounts in the reverse order of the priority specified in the Plan's loan rules. Interest payments are prorated to the participants' accounts based on each account's outstanding principal. Both loan principal and interest repayments are invested according to the participant's current investment fund elections. Principal and interest are paid ratably through payroll deductions.

Note 6 - Exempt Party-in-Interest Transactions

Certain investment funds are managed by The Bank of New York Mellon and by one of its management firms, Mellon Capital Management. The Bank of New York Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. The trustee fees associated with the short-term investment fund managed by the trustee were paid by the Company and amounted to $3,000 for the year ended December 31, 2016. During the year ended December 31, 2016, the Plan expensed $158,370 to The Bank of New York Mellon's Mellon Capital Management for fund manager fees.
At December 31, 2016 and 2015, the Plan held 4,826,318 and 5,762,063 shares, respectively, of common stock of CSC, the sponsoring employer, with a cost basis of $120,173,088 and $142,886,305, respectively. The Plan received $2,795,405 in dividends from CSC common stock for the year ended December 31, 2016.
Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2016	2015
Net assets available for benefits per the financial statements	$2,534,597,043	$2,573,644,740
Amounts allocated to withdrawing participants	(1,215,962)	(2,902,807)
Net assets available for benefits per Form 5500	$2,533,381,081	$2,570,741,933
The following is a reconciliation of the net decrease in assets per the financial statements to the Form 5500 for the year ended December 31, 2016:

2016
Net decrease in net assets per the financial statements	$(39,047,697)
Distributions allocated to withdrawing participants at end of year	(1,215,962)
Distributions allocated to withdrawing participants at start of year	2,902,807
Net decrease in net assets per Form 5500	$(37,360,852)
The following is a reconciliation of distributions to participants per the financial statements to the Form 5500, for the year ended December 31, 2016:

2016
Distributions to participants per the financial statements	$418,010,674
Amounts allocated to withdrawing participants at end of year	1,215,962
Amounts allocated to withdrawing participants at start of year	(2,902,807)
Distributions to participants per the Form 5500	$416,323,829

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid as of that date.

Note 8 - Subsequent Events

Prior to February 28, 2017, the Master Trust Agreement held investments in both the CSC Pension and CSC 401(k) plans. Effective February 28, 2017, the Master Trust Agreement was amended to hold investments only for those relating to CSC's 401(k) plan.

Effective March 3, 2017, the Plan was updated to add a Roth 401(k) feature.  Participants may now elect to designate all or a part of their Compensation Deferral Contributions or Catch-Up Contributions as Roth Contributions, or roll over funds from another qualified Roth 401(k) account.

Effective April 1, 2017, CSC became a wholly owned subsidiary of DXC Technology Company ("DXC"), an independent public company formed in connection with the spin-off of the enterprise services business of the Hewlett Packard Enterprise Company ("HPE"). The CSC common stock held by the Plan was converted to DXC stock as part of this transaction. Sponsorship of the Plan was transferred to DXC and the Plan name was changed to the "DXC Technology Matched Asset Plan." In addition, pursuant to the Employee Matters Agreement entered into between HPE, CSC and DXC, CSC caused the Plan to accept eligible rollovers of the account balances of the employees of the enterprise services business of HPE from the HPE 401(k) plan.

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	State Street Global Advisor	Money Market Fund		$190,683,333
*	The Bank of New York Mellon	Collective Short Term Invest Fd		17,552,505
		Total Short-Term Investments		208,235,838

*	Computer Sciences Corporation	Common Stock (4,826,318 shares)	$120,163,957	286,734,716
*	Computer Sciences Corporation	MAP Pre 2004 Stale	9,131	45,100
		Total CSC Common Stock		286,779,816

	Grantham, Mayo, Van Otterloo & Co.	GMO BNCHMRK-FREE ALL SER		32,806,511
	Pacific Investment Management Company	PIMCO ALL ASSETS ALL AUTH-IS		32,851,023
		Total Registered Investments		65,657,534

	Computer Sciences Corporation	Participant loans - Interest rates range from 3.25% to 9.75%. Maturities range from 2004[1] to 2029		20,556,214

	BlackRock	Blackrock Global Allocation Collective Fund		33,423,873
	Fidelity	Pyramis Select Global Equity Commingled Funds		80,910,099
*	Mellon Bank,N.A.	MCM International Country World Index EX US issued by Bank of New York Mellon (EB DL ACWI)		263,765,331
*	Mellon Bank,N.A.	Mellon EB Daily Liquidity Stock Index Fund issued by BNYM		261,488,383

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Mellon Bank,N.A.	MCM Daily Liquidity Completion Fund issued by BNYM (EB Daily Liquidity Market Completion Fund)		59,270,470
*	Mellon Bank,N.A.	Mellon TIPS Index Fund issued by BYNM (EB Daily Liquidity Non-SL)		48,460,668
	State Street Global Advisor	Target Series Retirement Fund issued by SSgA (Target Retirement Income)		51,136,643
	State Street Global Advisor	Target Series Retirement 2015 Fund issued by SSgA (Target Retirement 2015 SL)		80,307,396
	State Street Global Advisor	Target Series Retirement 2020 Fund issued by SSgA (Target Retirement 2020 SL)		187,087,370
	State Street Global Advisor	Target Series Retirement 2025 Fund issued by SSgA (Target Retirement 2025 SL)		213,236,259
	State Street Global Advisor	Target Series Retirement 2030 Fund issued by SSgA (Target Retirement 2030 SL)		165,077,628
	State Street Global Advisor	Target Series Retirement 2035 Fund issued by SSgA (Target Retirement 2035 SL)		114,976,168
	State Street Global Advisor	Target Series Retirement 2040 Fund issued by SSgA (Target Retirement 2040 SL)		75,733,466
	State Street Global Advisor	Target Series Retirement 2045 Fund issued by SSgA (Target Retirement 2045 SL)		35,627,107
	State Street Global Advisor	Target Series Retirement 2050 Fund issued by SSgA (Target Retirement 2050 SL)		28,334,924
	State Street Global Advisor	Target Series Retirement 2055 Fund issued by SSgA (Target Retirement 2055)		2,656,554
	State Street Global Advisor	Target Series Retirement 2060 Fund issued by SSgA (Target Retirement 2060)		7,593,617
	T. Rowe Price	T Rowe Price Stable Value Common Trust Fund		2,681,682
		Total Interest in Commingled Funds		1,711,767,638

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	21ST CENTURY FOX AMERICA INC	Corporate bonds	8.500%	2/23/2025		46,038
	21ST CENTURY FOX AMERICA INC	Corporate bonds	7.750%	1/20/2024		36,935
	21ST CENTURY FOX AMERICA INC	Corporate bonds	3.700%	10/15/2025		25,304
	ABBVIE INC	Corporate bonds	4.400%	11/6/2042		64,912
	ABBVIE INC	Corporate bonds	4.300%	5/14/2036		38,116
	ABBVIE INC	Corporate bonds	4.700%	5/14/2045		34,340
	ACTAVIS FUNDING SCS	Corporate bonds	3.000%	3/12/2020		633,664
	ACTAVIS FUNDING SCS	Corporate bonds	2.350%	3/12/2018		236,359
	ACTAVIS FUNDING SCS	Corporate bonds	4.750%	3/15/2045		70,685
	ACTAVIS FUNDING SCS	Corporate bonds	3.800%	3/15/2025		65,077
	ACTAVIS INC	Corporate bonds	1.880%	10/1/2017		275,526
	AERCAP IRELAND CAPITAL DAC / A	Corporate bonds	4.500%	5/15/2021		159,598
	AETNA INC	Corporate bonds	3.200%	6/15/2026		158,283
	AETNA INC	Corporate bonds	1.900%	6/7/2019		34,920
	AETNA INC	Corporate bonds	2.800%	6/15/2023		9,850
	AGRIUM INC	Corporate bonds	4.130%	3/15/2035		13,753
	AIR LEASE CORP	Corporate bonds	2.130%	1/15/2020		59,105
	AIR LEASE CORP	Corporate bonds	3.380%	6/1/2021		45,623
	AIR LEASE CORP	Corporate bonds	3.000%	9/15/2023		28,662
	ALTRIA GROUP INC	Corporate bonds	5.380%	1/31/2044		77,393
	AMAZON.COM INC	Corporate bonds	4.800%	12/5/2034		94,657
	AMAZON.COM INC	Corporate bonds	4.950%	12/5/2044		38,779
	AMAZON.COM INC	Corporate bonds	3.800%	12/5/2024		31,525

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	AMERICAN AIRLINES 2015-1 CLASS	Corporate bonds	3.380%	11/1/2028		64,070
	AMERICAN HONDA FINANCE CORP	Corporate bonds	2.250%	8/15/2019		35,341
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	4.380%	1/15/2055		76,959
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	3.900%	4/1/2026		21,369
	AMERICAN TOWER CORP	Corporate bonds	4.400%	2/15/2026		105,251
	AMERICAN TOWER CORP	Corporate bonds	3.300%	2/15/2021		104,173
	AMERICAN TOWER CORP	Corporate bonds	4.000%	6/1/2025		37,094
	AMERICAN TRANSMISSION SYS 144A	Corporate bonds	5.250%	1/15/2022		249,016
	AMGEN INC	Corporate bonds	2.600%	8/19/2026		133,362
	AMGEN INC 144A	Corporate bonds	4.560%	6/15/2048		49,330
	ANALOG DEVICES INC	Corporate bonds	3.500%	12/5/2026		44,584
	ANHEUSER-BUSCH INBEV FINANCE I	Corporate bonds	4.900%	2/1/2046		182,667
	ANHEUSER-BUSCH INBEV FINANCE I	Corporate bonds	3.650%	2/1/2026		171,567
	ANHEUSER-BUSCH INBEV FINANCE I	Corporate bonds	3.300%	2/1/2023		103,809
	ANHEUSER-BUSCH INBEV FINANCE I	Corporate bonds	4.700%	2/1/2036		84,149
	ANHEUSER-BUSCH INBEV FINANCE I	Corporate bonds	2.650%	2/1/2021		75,431
	ANHEUSER-BUSCH WORLDWIDE	Corporate bonds	3.750%	7/15/2042		31,479
	AON PLC	Corporate bonds	3.880%	12/15/2025		50,964
	AON PLC	Corporate bonds	4.750%	5/15/2045		35,377
	AON PLC	Corporate bonds	4.600%	6/14/2044		19,759
	APACHE CORP	Corporate bonds	6.000%	1/15/2037		39,105
	APACHE CORP	Corporate bonds	5.100%	9/1/2040		25,108
	APPLE INC	Corporate bonds	3.850%	5/4/2043		108,056

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	APPLE INC	Corporate bonds	3.850%	8/4/2046		81,442
	APPLE INC	Corporate bonds	3.450%	2/9/2045		44,132
	APPLE INC	Corporate bonds	4.650%	2/23/2046		37,795
	APPLE INC	Corporate bonds	3.250%	2/23/2026		35,019
	ARCH CAPITAL FINANCE LLC	Corporate bonds	4.010%	12/15/2026		25,360
	AT&T INC	Corporate bonds	4.800%	6/15/2044		188,983
	AT&T INC	Corporate bonds	4.350%	6/15/2045		53,462
	AT&T INC	Corporate bonds	4.450%	4/1/2024		52,122
	AT&T INC	Corporate bonds	4.500%	5/15/2035		48,308
	AT&T INC	Corporate bonds	4.750%	5/15/2046		4,737
	AVIATION CAPITAL GROUP CO 144A	Corporate bonds	2.880%	9/17/2018		151,875
	AVNET INC	Corporate bonds	4.630%	4/15/2026		9,743
	BAE SYSTEMS HOLDINGS INC 144A	Corporate bonds	3.850%	12/15/2025		25,497
	BANK OF AMERICA CORP	Corporate bonds	4.000%	1/22/2025		310,389
	BANK OF AMERICA CORP	Corporate bonds	2.070%	3/22/2018		276,851
	BANK OF AMERICA CORP	Corporate bonds	2.500%	10/21/2022		193,425
	BANK OF AMERICA CORP	Corporate bonds	3.950%	4/21/2025		171,224
	BANK OF AMERICA CORP	Corporate bonds	2.250%	4/21/2020		170,997
	BANK OF AMERICA CORP	Corporate bonds	3.880%	8/1/2025		140,323
	BANK OF AMERICA CORP	Corporate bonds	5.650%	5/1/2018		136,209
	BANK OF AMERICA CORP	Corporate bonds	2.600%	1/15/2019		129,094
	BANK OF AMERICA CORP	Corporate bonds	2.000%	1/11/2018		98,226
	BANK OF AMERICA CORP	Corporate bonds	4.000%	4/1/2024		97,977

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	BANK OF AMERICA CORP	Corporate bonds	3.300%	1/11/2023		90,301
	BANK OF AMERICA CORP	Corporate bonds	1.950%	5/12/2018		76,107
	BANK OF AMERICA CORP	Corporate bonds	6.880%	4/25/2018		37,202
	BANK OF NEW YORK MELLON CORP	Corporate bonds	0.050%	12/29/2049		196,980
	BANK OF NEW YORK MELLON CORP	Corporate bonds	0.050%	12/29/2049		137,598
	BANK OF NEW YORK MELLON CORP	Corporate bonds	3.000%	2/24/2025		103,254
	BANK OF NEW YORK MELLON CORP	Corporate bonds	3.000%	10/30/2028		33,279
	BARCLAYS PLC	Corporate bonds	5.250%	8/17/2045		214,138
	BARCLAYS PLC	Corporate bonds	5.200%	5/12/2026		203,310
	BAXALTA INC	Corporate bonds	4.000%	6/23/2025		86,251
	BAXALTA INC	Corporate bonds	2.880%	6/23/2020		49,988
	BAXALTA INC	Corporate bonds	5.250%	6/23/2045		14,944
	BECTON DICKINSON AND CO	Corporate bonds	1.800%	12/15/2017		16,036
	BECTON DICKINSON AND CO	Corporate bonds	2.680%	12/15/2019		14,205
	BECTON DICKINSON AND CO	Corporate bonds	3.730%	12/15/2024		10,226
	BERKSHIRE HATHAWAY ENERGY CO	Corporate bonds	6.500%	9/15/2037		260,336
	BERKSHIRE HATHAWAY INC	Corporate bonds	2.750%	3/15/2023		34,869
	BERKSHIRE HATHAWAY INC	Corporate bonds	3.130%	3/15/2026		24,838
	BIOGEN INC	Corporate bonds	3.630%	9/15/2022		71,853
	BIOGEN INC	Corporate bonds	5.200%	9/15/2045		10,701
	BMW US CAPITAL LLC 144A	Corporate bonds	1.500%	4/11/2019		81,222
	BOEING CO/THE	Corporate bonds	3.500%	3/1/2045		4,642
	BOSTON PROPERTIES LP	Corporate bonds	2.750%	10/1/2026		36,573

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	BOSTON SCIENTIFIC CORP	Corporate bonds	3.850%	5/15/2025		50,098
	BPCE SA 144A	Corporate bonds	5.700%	10/22/2023		210,257
	BURLINGTON NORTHERN SANTA FE	Corporate bonds	4.150%	4/1/2045		40,564
	CALIFORNIA INSTITUTE OF TECHNO	Corporate bonds	4.320%	8/1/2045		115,924
	CANADIAN NATURAL RESOURCES	Corporate bonds	6.250%	3/15/2038		79,636
	CANADIAN NATURAL RESOURCES	Corporate bonds	3.900%	2/1/2025		21,062
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	3.750%	7/28/2026		145,409
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	4.200%	10/29/2025		129,429
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	3.200%	2/5/2025		111,462
	CAPITAL ONE NA/MCLEAN VA	Corporate bonds	1.650%	2/5/2018		249,515
	CDP FINANCIAL INC 144A	Corporate bonds	4.400%	11/25/2019		554,743
	CF INDUSTRIES INC	Corporate bonds	5.380%	3/15/2044		52,820
	CF INDUSTRIES INC 144A	Corporate bonds	4.500%	12/1/2026		117,947
	CHARLES SCHWAB CORP/THE	Corporate bonds	0.050%	12/29/2049		192,700
	CHARTER COMMUNICATIONS	Corporate bonds	6.380%	10/23/2035		176,984
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	4.910%	7/23/2025		163,359
	CHARTER COMMUNICATIONS	Corporate bonds	6.480%	10/23/2045		161,851
	CHARTER COMMUNICATIONS	Corporate bonds	4.460%	7/23/2022		124,359
	CHARTER COMMUNICATIONS	Corporate bonds	6.830%	10/23/2055		41,031
	CIGNA CORP	Corporate bonds	3.250%	4/15/2025		38,958
	CISCO SYSTEMS INC	Corporate bonds	2.200%	2/28/2021		154,666
	CITIGROUP INC	Corporate bonds	1.800%	2/5/2018		274,846
	CITIGROUP INC	Corporate bonds	2.050%	12/7/2018		120,986

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	CITIGROUP INC	Corporate bonds	2.500%	7/29/2019		90,617
	CITIZENS FINANCIAL GROUP INC	Corporate bonds	2.380%	7/28/2021		9,806
	CMS ENERGY CORP	Corporate bonds	4.880%	3/1/2044		128,645
	CMS ENERGY CORP	Corporate bonds	3.000%	5/15/2026		24,061
	COMCAST CORP	Corporate bonds				1,448,807
	COMCAST CORP	Corporate bonds	3.400%	7/15/2046		305,659
	COMCAST CORP	Corporate bonds	3.150%	3/1/2026		172,668
	COMCAST CORP	Corporate bonds	2.350%	1/15/2027		73,746
	COOPERATIEVE RABOBANK UA/NY	Corporate bonds	2.500%	1/19/2021		249,960
	CORP FINANCIERA DE DESARR 144A	Corporate bonds	4.750%	7/15/2025		208,250
	COVENTRY HEALTH CARE INC	Corporate bonds	5.450%	6/15/2021		205,444
	COX COMMUNICATIONS INC 144A	Corporate bonds	3.350%	9/15/2026		124,142
	COX COMMUNICATIONS INC 144A	Corporate bonds	8.380%	3/1/2039		43,648
	CREDIT SUISSE AG/NEW YORK NY	Corporate bonds	1.380%	5/26/2017		275,064
	CREDIT SUISSE GROUP FUNDING GU	Corporate bonds	3.450%	4/16/2021		251,578
	CREDIT SUISSE NY INSTL C/D	Corporate bonds	1.600%	8/4/2017		362,000
	CROWN CASTLE INTERNATIONAL	Corporate bonds	2.250%	9/1/2021		24,186
	CROWN CASTLE INTERNATIONAL	Corporate bonds	3.400%	2/15/2021		10,148
	CROWN CASTLE INTERNATIONAL	Corporate bonds	3.700%	6/15/2026		9,815
	CROWN CASTLE TOWERS LLC 144A	Corporate bonds	6.110%	1/15/2040		503,809
	CVS HEALTH CORP	Corporate bonds	5.130%	7/20/2045		122,589
	CVS HEALTH CORP	Corporate bonds	5.300%	12/5/2043		39,658
	DAIMLER FINANCE NORTH AME 144A	Corporate bonds	1.500%	7/5/2019		150,533

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	DANONE SA 144A	Corporate bonds	2.950%	11/2/2026		195,628
	DELPHI AUTOMOTIVE PLC	Corporate bonds	4.400%	10/1/2046		9,188
	DELPHI CORP	Corporate bonds	4.150%	3/15/2024		13,399
	DEUTSCHE BANK AG/LONDON	Corporate bonds	1.350%	5/30/2017		264,426
	DEUTSCHE BANK AG/LONDON	Corporate bonds	1.400%	2/13/2017		79,974
	DEVON ENERGY CORP	Corporate bonds	5.000%	6/15/2045		21,611
	DIAMOND 1 FINANCE CORP / 144A	Corporate bonds	6.020%	6/15/2026		64,998
	DIAMOND 1 FINANCE CORP / 144A	Corporate bonds	5.450%	6/15/2023		47,733
	DIAMOND 1 FINANCE CORP / 144A	Corporate bonds	8.100%	7/15/2036		23,792
	DIAMOND 1 FINANCE CORP / 144A	Corporate bonds	8.350%	7/15/2046		18,469
	DISCOVER BANK	Corporate bonds	3.100%	6/4/2020		252,997
	DISCOVER BANK	Corporate bonds	2.600%	11/13/2018		252,168
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	4.880%	4/1/2043		110,891
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	4.900%	3/11/2026		31,591
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	3.450%	3/15/2025		22,909
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	5.050%	6/1/2020		2,147
	DOMINION GAS HOLDINGS LLC	Corporate bonds	4.600%	12/15/2044		70,643
	DORIC NIMROD AIR ALPHA 20 144A	Corporate bonds	5.250%	5/30/2025		151,658
	DOW CHEMICAL CO/THE	Corporate bonds	4.380%	11/15/2042		12,619
	DTE ELECTRIC CO	Corporate bonds	3.700%	3/15/2045		133,855
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	2.950%	12/1/2026		201,666
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	3.750%	6/1/2045		52,356
	DUKE ENERGY CORP	Corporate bonds	3.750%	4/15/2024		61,874

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	DUKE ENERGY FLORIDA LLC	Corporate bonds	6.400%	6/15/2038		98,889
	DUKE ENERGY PROGRESS LLC	Corporate bonds	4.150%	12/1/2044		104,319
	DUKE UNIVERSITY	Corporate bonds	4.080%	10/1/2048		51,193
	EASTMAN CHEMICAL CO	Corporate bonds	3.800%	3/15/2025		34,289
	EATON CORP	Corporate bonds	4.150%	11/2/2042		127,072
	EATON CORP	Corporate bonds	2.750%	11/2/2022		101,024
	EL PASO NATURAL GAS CO LLC	Corporate bonds	5.950%	4/15/2017		182,023
	EMERA US FINANCE LP 144A	Corporate bonds	4.750%	6/15/2046		10,084
	EMERA US FINANCE LP 144A	Corporate bonds	2.150%	6/15/2019		9,983
	EMERA US FINANCE LP 144A	Corporate bonds	3.550%	6/15/2026		9,830
	ENBRIDGE ENERGY PARTNERS LP	Corporate bonds	5.880%	10/15/2025		18,954
	ENBRIDGE ENERGY PARTNERS LP	Corporate bonds	7.380%	10/15/2045		13,644
	ENBRIDGE INC	Corporate bonds	3.500%	6/10/2024		19,478
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	4.900%	3/15/2035		140,180
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	4.050%	3/15/2025		120,769
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	5.150%	3/15/2045		57,545
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	4.900%	2/1/2024		5,172
	ENTERGY CORP	Corporate bonds	2.950%	9/1/2026		28,063
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	4.900%	5/15/2046		56,458
	EOG RESOURCES INC	Corporate bonds	3.900%	4/1/2035		23,676
	EOG RESOURCES INC	Corporate bonds	4.150%	1/15/2026		5,232
	EXELON CORP	Corporate bonds	5.630%	6/15/2035		44,261
	EXELON CORP	Corporate bonds	2.850%	6/15/2020		35,374

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	EXELON CORP	Corporate bonds	4.950%	6/15/2035		23,340
	EXELON CORP	Corporate bonds	3.400%	4/15/2026		9,812
	EXELON CORP	Corporate bonds	2.450%	4/15/2021		4,940
	FEDEX CORP	Corporate bonds	4.550%	4/1/2046		40,308
	FEDEX CORP	Corporate bonds	4.100%	2/1/2045		33,708
	FEDEX CORP	Corporate bonds	3.880%	8/1/2042		31,944
	FIDELITY NATIONAL INFORMATION	Corporate bonds				979,160
	FIDELITY NATIONAL INFORMATION	Corporate bonds	5.000%	10/15/2025		31,585
	FIDELITY NATIONAL INFORMATION	Corporate bonds	3.500%	4/15/2023		20,255
	FLORIDA POWER & LIGHT CO	Corporate bonds	5.950%	2/1/2038		115,353
	FLORIDA POWER & LIGHT CO	Corporate bonds	4.950%	6/1/2035		39,931
	FORD MOTOR CREDIT CO LLC	Corporate bonds	1.720%	12/6/2017		254,807
	FORD MOTOR CREDIT CO LLC	Corporate bonds	2.940%	1/8/2019		212,397
	FOREST LABORATORIES LLC 144A	Corporate bonds	4.380%	2/1/2019		9,352
	GENERAL DYNAMICS CORP	Corporate bonds	2.130%	8/15/2026		23,095
	GENERAL ELECTRIC CO	Corporate bonds	4.500%	3/11/2044		120,229
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	3.150%	1/15/2020		176,097
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	3.200%	7/6/2021		154,698
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	3.450%	4/10/2022		84,059
	GILEAD SCIENCES INC	Corporate bonds	4.800%	4/1/2044		67,494
	GILEAD SCIENCES INC	Corporate bonds	4.150%	3/1/2047		56,988
	GILEAD SCIENCES INC	Corporate bonds	4.750%	3/1/2046		39,318
	GILEAD SCIENCES INC	Corporate bonds	2.500%	9/1/2023		14,465

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.380%	1/22/2018		319,891
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	4.800%	7/8/2044		194,218
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	4.250%	10/21/2025		177,772
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	6.150%	4/1/2018		68,374
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.750%	2/25/2026		55,162
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	4.750%	10/21/2045		36,948
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.750%	9/15/2020		35,151
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	5.150%	5/22/2045		31,550
	GTE CORP	Corporate bonds	6.940%	4/15/2028		24,935
	HALLIBURTON CO	Corporate bonds	5.000%	11/15/2045		69,020
	HALLIBURTON CO	Corporate bonds	3.800%	11/15/2025		22,350
	HARRIS CORP	Corporate bonds	4.850%	4/27/2035		84,051
	HARRIS CORP	Corporate bonds	5.050%	4/27/2045		81,298
	HARRIS CORP	Corporate bonds	2.700%	4/27/2020		24,973
	HARTFORD FINANCIAL SERVICES GR	Corporate bonds	4.300%	4/15/2043		20,379
	HESS CORP	Corporate bonds	5.800%	4/1/2047		36,324
	HEWLETT PACKARD ENTERPRISE CO	Corporate bonds	3.600%	10/15/2020		152,597
	HEWLETT PACKARD ENTERPRISE CO	Corporate bonds	2.850%	10/5/2018		131,257
	HONEYWELL INTERNATIONAL INC	Corporate bonds	2.500%	11/1/2026		94,654
	HOST HOTELS & RESORTS LP	Corporate bonds	4.750%	3/1/2023		229,145
	HSBC HOLDINGS PLC	Corporate bonds	4.380%	11/23/2026		221,633
	HSBC USA INC	Corporate bonds	2.750%	8/7/2020		240,476
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	3.000%	10/30/2020		147,013

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	2.400%	10/30/2018		55,229
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	2.500%	3/18/2019		30,080
	ICAHN ENTERPRISES LP / ICAHN E	Corporate bonds	3.500%	3/15/2017		45,084
	ING BANK NV 144A	Corporate bonds	3.750%	3/7/2017		492,072
	IBM	Corporate bonds	2.880%	11/9/2022		110,710
	JABIL CIRCUIT INC	Corporate bonds	8.250%	3/15/2018		187,437
	JOHN DEERE CAPITAL CORP	Corporate bonds	2.800%	3/6/2023		120,003
	JPMORGAN CHASE & CO	Corporate bonds	1.700%	3/1/2018		739,933
	JPMORGAN CHASE & CO	Corporate bonds	2.950%	10/1/2026		472,472
	JPMORGAN CHASE & CO	Corporate bonds	0.050%	12/29/2049		214,318
	JPMORGAN CHASE & CO	Corporate bonds	3.200%	6/15/2026		205,538
	JPMORGAN CHASE & CO	Corporate bonds	1.780%	1/25/2018		201,307
	JPMORGAN CHASE & CO	Corporate bonds	4.250%	10/1/2027		185,964
	JPMORGAN CHASE & CO	Corporate bonds	2.700%	5/18/2023		107,623
	JPMORGAN CHASE & CO	Corporate bonds	2.110%	10/24/2023		61,198
	JUNIPER NETWORKS INC	Corporate bonds	4.350%	6/15/2025		15,126
	KEYCORP	Corporate bonds	2.900%	9/15/2020		35,415
	KINDER MORGAN ENERGY	Corporate bonds	5.400%	9/1/2044		109,642
	KINDER MORGAN ENERGY	Corporate bonds	5.000%	8/15/2042		28,672
	KINDER MORGAN INC/DE	Corporate bonds	5.050%	2/15/2046		69,293
	KLA-TENCOR CORP	Corporate bonds	4.650%	11/1/2024		4,234
	KRAFT HEINZ FOODS CO	Corporate bonds	5.200%	7/15/2045		52,341
	KRAFT HEINZ FOODS CO	Corporate bonds	3.000%	6/1/2026		46,942

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	KRAFT HEINZ FOODS CO	Corporate bonds	4.380%	6/1/2046		9,410
	KREDITANSTALT FUER WIEDERAUF	Corporate bonds	1.500%	2/6/2019		264,869
	LAM RESEARCH CORP	Corporate bonds	3.800%	3/15/2025		19,021
	LAM RESEARCH CORP	Corporate bonds	2.800%	6/15/2021		9,946
	LOCKHEED MARTIN CORP	Corporate bonds	3.550%	5/15/2036		163,474
	LOCKHEED MARTIN CORP	Corporate bonds	4.500%	5/15/2046		70,170
	LOCKHEED MARTIN CORP	Corporate bonds	4.700%	1/15/2023		67,439
	LOCKHEED MARTIN CORP	Corporate bonds	3.100%	4/15/2026		10,109
	LOWE'S COS INC	Corporate bonds	2.500%	4/15/2046		33,238
	LOWE'S COS INC	Corporate bonds	3.700%	4/15/2042		31,737
	LOWE'S COS INC	Corporate bonds	4.650%	7/15/2023		10,687
	LYB INTERNATIONAL FINANCE BV	Corporate bonds	4.000%	3/15/2044		57,464
	LYB INTERNATIONAL FINANCE BV	Corporate bonds	4.880%	9/15/2044		16,569
	MARATHON PETROLEUM CORP	Corporate bonds	4.750%	3/14/2026		88,651
	MARSH & MCLENNAN COS INC	Corporate bonds	3.750%	3/10/2025		16,300
	MARSH & MCLENNAN COS INC	Corporate bonds	3.500%	7/1/2114		5,034
	MASSACHUSETTS INSTITUTE OF TEC	Corporate bonds	4.680%	5/26/2045		156,029
	MCDONALD'S CORP	Corporate bonds	4.600%	1/30/2026		36,283
	MCDONALD'S CORP	Corporate bonds	3.700%	12/9/2045		20,362
	MCDONALD'S CORP	Corporate bonds	4.880%	12/9/2035		16,066
	MCDONALD'S CORP	Corporate bonds	4.700%	12/9/2020		10,579
	MCDONALD'S CORP	Corporate bonds	2.750%	3/15/2025		5,056
	MEDTRONIC INC	Corporate bonds	3.500%	3/15/2024		72,080

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	MEDTRONIC INC	Corporate bonds	3.630%	3/1/2045		47,870
	METLIFE INC	Corporate bonds	4.050%	4/10/2017		28,768
	METROPOLITAN LIFE GLOBAL 144A	Corporate bonds	1.300%	11/3/2022		250,141
	MICROSOFT CORP	Corporate bonds	2.650%	8/8/2046		186,076
	MICROSOFT CORP	Corporate bonds	3.700%	11/3/2025		112,976
	MICROSOFT CORP	Corporate bonds	3.130%	8/8/2023		111,229
	MICROSOFT CORP	Corporate bonds	2.000%	8/8/2021		76,464
	MICROSOFT CORP	Corporate bonds	1.550%	8/8/2056		58,195
	MICROSOFT CORP	Corporate bonds	3.950%	8/8/2026		56,669
	MICROSOFT CORP	Corporate bonds	2.400%	6/6/2017		56,682
	MITSUBISHI UFJ TR DISC	Corporate bonds		7/15/2026		247,367
	MOLSON COORS BREWING CO	Corporate bonds	3.000%	7/15/2046		28,359
	MOLSON COORS BREWING CO	Corporate bonds	4.200%	7/15/2024		23,308
	MONSANTO CO	Corporate bonds	3.380%	7/15/2044		52,770
	MONSANTO CO	Corporate bonds	4.400%	11/17/2021		19,330
	MORGAN STANLEY	Corporate bonds	2.630%	9/23/2019		370,486
	MORGAN STANLEY	Corporate bonds	5.630%	1/5/2018		254,731
	MORGAN STANLEY	Corporate bonds	1.880%	2/25/2023		224,334
	MORGAN STANLEY	Corporate bonds	3.750%	3/22/2017		154,072
	MORGAN STANLEY	Corporate bonds	4.750%	4/23/2027		110,829
	MORGAN STANLEY	Corporate bonds	3.950%	4/21/2021		79,193
	MORGAN STANLEY	Corporate bonds	2.500%	1/27/2020		54,402
	MORGAN STANLEY	Corporate bonds	2.650%	4/25/2018		45,212

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	MORGAN STANLEY	Corporate bonds	2.130%	7/27/2026		44,175
	MORGAN STANLEY	Corporate bonds	3.130%	9/1/2024		19,108
	MOTOROLA SOLUTIONS INC	Corporate bonds	4.000%	11/29/2043		20,023
	MYLAN INC	Corporate bonds	5.400%	1/15/2023		28,094
	MYLAN INC 144A	Corporate bonds	3.130%	6/15/2026		169,959
	MYLAN NV 144A	Corporate bonds	3.950%	6/7/2019		163,773
	MYLAN NV 144A	Corporate bonds	2.500%	6/15/2021		49,729
	MYLAN NV 144A	Corporate bonds	3.150%	6/15/2046		44,162
	MYLAN NV 144A	Corporate bonds	5.250%	3/29/2049		9,223
	NBCUNIVERSAL ENTERPRISE I 144A	Corporate bonds	5.250%	1/15/2043		210,000
	NBCUNIVERSAL MEDIA LLC	Corporate bonds	4.450%	4/30/2020		27,590
	NBCUNIVERSAL MEDIA LLC	Corporate bonds	5.150%	4/1/2023		27,338
	NEWELL BRANDS INC	Corporate bonds	3.850%	4/1/2026		90,246
	NEWELL BRANDS INC	Corporate bonds	4.200%	3/8/2019		31,313
	NISSAN MOTOR ACCEPTANCE C 144A	Corporate bonds	2.000%	3/19/2019		30,932
	NOMURA HOLDINGS INC	Corporate bonds	2.750%	6/15/2026		20,189
	NORFOLK SOUTHERN CORP	Corporate bonds	2.900%	12/29/2049		33,680
	NORTHERN TRUST CORP	Corporate bonds	0.050%	8/1/2023		87,515
	NORTHROP GRUMMAN CORP	Corporate bonds	3.250%	3/4/2029		142,724
	NORTHWEST FLORIDA TIMBER 144A	Corporate bonds	4.750%	9/16/2026		84,302
	NVIDIA CORP	Corporate bonds	3.200%	9/16/2021		144,219
	NVIDIA CORP	Corporate bonds	2.200%	2/1/2044		63,447
	ONE GAS INC	Corporate bonds	4.660%	5/15/2055		36,279

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	ORACLE CORP	Corporate bonds	4.380%	7/8/2024		124,328
	ORACLE CORP	Corporate bonds	3.400%	7/15/2046		106,985
	ORACLE CORP	Corporate bonds	4.000%	7/15/2026		90,867
	ORACLE CORP	Corporate bonds	2.650%	2/1/2042		33,222
	PACIFICORP	Corporate bonds	4.100%	4/1/2037		135,573
	PACIFICORP	Corporate bonds	5.750%	11/15/2026		128,632
	PENSKE TRUCK LEASING CO L 144A	Corporate bonds	3.400%	10/6/2026		81,326
	PEPSICO INC	Corporate bonds	2.380%	10/6/2046		37,867
	PEPSICO INC	Corporate bonds	3.450%	5/15/2038		36,439
	PETRO-CANADA	Corporate bonds	6.800%	6/2/2041		64,839
	PETROLEOS MEXICANOS	Corporate bonds	6.500%	1/23/2046		112,386
	PETROLEOS MEXICANOS	Corporate bonds	5.630%	3/5/2020		79,680
	PETROLEOS MEXICANOS	Corporate bonds	6.000%	8/4/2026		54,847
	PETROLEOS MEXICANOS 144A	Corporate bonds	6.880%	5/15/2024		31,650
	PFIZER INC	Corporate bonds	3.400%	12/15/2046		134,372
	PFIZER INC	Corporate bonds	4.130%	6/15/2043		106,813
	PFIZER INC	Corporate bonds	4.300%	1/15/2026		20,704
	PIONEER NATURAL RESOURCES CO	Corporate bonds	4.450%	10/15/2025		20,132
	PLAINS ALL AMERICAN PIPELINE L	Corporate bonds	4.650%	2/15/2045		77,485
	PLAINS ALL AMERICAN PIPELINE L	Corporate bonds	4.900%	4/29/2021		4,619
	PNC BANK NA	Corporate bonds	2.150%	12/29/2049		246,696
	PNC FINANCIAL SERVICES GROUP I	Corporate bonds	0.050%	3/15/2044		106,150
	PPL CAPITAL FUNDING INC	Corporate bonds	5.000%	7/15/2056		42,300

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	PRESIDENT & FELLOWS OF HARVARD	Corporate bonds	3.300%	5/15/2023		48,369
	PRINCIPAL FINANCIAL GROUP INC	Corporate bonds	3.130%	11/15/2026		19,891
	PRINCIPAL FINANCIAL GROUP INC	Corporate bonds	3.100%	9/15/2042		14,498
	PRINCIPAL FINANCIAL GROUP INC	Corporate bonds	4.630%	10/30/2031		10,357
	PROGRESS ENERGY INC	Corporate bonds	7.000%	5/15/2025		123,166
	PUGET ENERGY INC	Corporate bonds	3.650%	5/20/2025		122,204
	QUALCOMM INC	Corporate bonds	3.450%	5/20/2045		62,135
	QUALCOMM INC	Corporate bonds	4.800%	7/1/2026		61,980
	REPUBLIC SERVICES INC	Corporate bonds	2.900%	6/12/2025		28,760
	REYNOLDS AMERICAN INC	Corporate bonds	4.450%	8/15/2045		179,488
	REYNOLDS AMERICAN INC	Corporate bonds	5.850%	6/12/2020		71,048
	REYNOLDS AMERICAN INC	Corporate bonds	3.250%	9/19/2017		25,617
	ROYAL BANK OF CANADA	Corporate bonds	1.200%	4/10/2017		1,183,410
	SAMSUNG ELECTRONICS AMERI 144A	Corporate bonds	1.750%	5/24/2019		380,171
	SANTANDER HOLDINGS USA INC	Corporate bonds	2.700%	7/17/2025		109,916
	SANTANDER HOLDINGS USA INC	Corporate bonds	4.500%	4/17/2020		79,500
	SANTANDER HOLDINGS USA INC	Corporate bonds	2.650%	11/7/2023		49,557
	SANTANDER UK PLC 144A	Corporate bonds	5.000%	5/11/2045		203,465
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	4.380%	5/11/2020		80,025
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	2.130%	9/23/2021		11,986
	SHIRE ACQUISITIONS INVESTMENTS	Corporate bonds	2.400%	9/23/2019		125,578
	SHIRE ACQUISITIONS INVESTMENTS	Corporate bonds	1.900%	9/23/2026		113,542
	SHIRE ACQUISITIONS INVESTMENTS	Corporate bonds	3.200%	7/15/2021		65,403

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	SIMON PROPERTY GROUP LP	Corporate bonds	2.500%	11/1/2017		20,019
	SOUTHERN CALIFORNIA EDISON CO	Corporate bonds	1.250%	6/15/2024		155,020
	SOUTHWESTERN PUBLIC SERVICE CO	Corporate bonds	3.300%	3/20/2023		151,871
	SPRINT SPECTRUM CO LLC / 144A	Corporate bonds	3.360%	9/15/2025		510,954
	ST JUDE MEDICAL LLC	Corporate bonds	3.880%	4/15/2043		10,075
	ST JUDE MEDICAL LLC	Corporate bonds	4.750%	12/29/2049		9,788
	STATE STREET CORP	Corporate bonds	0.050%	8/18/2020		135,630
	STATE STREET CORP	Corporate bonds	2.550%	6/30/2017		121,211
	STEELRIVER TRANSMISSION C 144A	Corporate bonds	4.710%	3/15/2046		154,680
	STRYKER CORP	Corporate bonds	4.630%	3/15/2026		25,492
	STRYKER CORP	Corporate bonds	3.500%	5/15/2045		15,142
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	5.350%	7/23/2025		29,935
	SYNCHRONY FINANCIAL	Corporate bonds	4.500%	2/3/2020		30,815
	SYNCHRONY FINANCIAL	Corporate bonds	2.700%	12/16/2039		14,956
	TEACHERS INSURANCE & ANNU 144A	Corporate bonds	6.850%	9/15/2044		38,932
	TEACHERS INSURANCE & ANNU 144A	Corporate bonds	4.900%	12/18/2022		10,818
	TEVA PHARMACEUTICAL FINANCE	Corporate bonds	2.950%	10/1/2026		101,178
	TEVA PHARMACEUTICAL FINANCE	Corporate bonds	3.150%	7/20/2018		152,118
	TEVA PHARMACEUTICAL FINANCE	Corporate bonds	1.400%	10/1/2046		89,266
	TEVA PHARMACEUTICAL FINANCE	Corporate bonds	4.100%	7/21/2023		85,686
	TEVA PHARMACEUTICAL FINANCE	Corporate bonds	2.800%	7/21/2021		80,460
	TEVA PHARMACEUTICAL FINANCE	Corporate bonds	2.200%	8/15/2021		76,535
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	3.600%	9/19/2026		82,681

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	2.950%	2/1/2020		14,164
	TIME WARNER CABLE LLC	Corporate bonds	5.000%	2/15/2021		148,586
	TIME WARNER CABLE LLC	Corporate bonds	4.130%	1/15/2026		98,215
	TIME WARNER INC	Corporate bonds	3.880%	7/15/2025		184,198
	TIME WARNER INC	Corporate bonds	3.600%	7/18/2019		94,468
	TOYOTA MOTOR CREDIT CORP	Corporate bonds	2.130%	5/20/2019		25,108
	TOYOTA MOTOR CREDIT CORP	Corporate bonds	1.400%	8/25/2045		11,864
	TRAVELERS COS INC/THE	Corporate bonds	4.300%	3/26/2018		24,861
	UBS AG/STAMFORD CT	Corporate bonds	1.800%	2/1/2022		430,297
	UBS GROUP FUNDING JERSEY 144A	Corporate bonds	2.650%	2/1/2055		194,379
	UNION PACIFIC CORP	Corporate bonds	3.880%	5/14/2026		49,601
	UNION PACIFIC RAILROAD CO 2014	Corporate bonds	3.230%	5/4/2018		55,113
	UNITED TECHNOLOGIES CORP	Corporate bonds	1.780%	12/15/2021		385,084
	UNITEDHEALTH GROUP INC	Corporate bonds	2.880%	7/15/2022		217,934
	UNITEDHEALTH GROUP INC	Corporate bonds	3.350%	7/15/2020		139,091
	UNITEDHEALTH GROUP INC	Corporate bonds	2.700%	7/15/2035		40,602
	UNITEDHEALTH GROUP INC	Corporate bonds	4.630%	4/27/2026		33,791
	US BANCORP	Corporate bonds	3.100%	5/1/2024		24,339
	VENTAS REALTY LP	Corporate bonds	3.750%	11/1/2034		106,278
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.400%	8/21/2046		338,536
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.860%	8/21/2054		161,114
	VERIZON COMMUNICATIONS INC	Corporate bonds	5.010%	9/15/2020		158,167
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.500%	11/1/2021		155,166

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	VERIZON COMMUNICATIONS INC	Corporate bonds	3.000%	3/15/2024		146,057
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.150%	12/15/2034		78,374
	VIACOM INC	Corporate bonds	4.850%	3/15/2043		71,318
	VIACOM INC	Corporate bonds	4.380%	10/4/2026		39,828
	VIACOM INC	Corporate bonds	3.450%	5/15/2037		13,863
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	6.000%	11/30/2037		247,469
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	6.350%	12/14/2035		25,760
	VISA INC	Corporate bonds	4.150%	12/14/2045		169,611
	VISA INC	Corporate bonds	4.300%	8/1/2035		46,443
	WACHOVIA CORP	Corporate bonds	5.500%	6/1/2026		21,038
	WALGREENS BOOTS ALLIANCE INC	Corporate bonds	3.450%	11/18/2044		166,872
	WALGREENS BOOTS ALLIANCE INC	Corporate bonds	4.800%	6/1/2046		56,530
	WALGREENS BOOTS ALLIANCE INC	Corporate bonds	4.650%	4/11/2043		35,517
	WAL-MART STORES INC	Corporate bonds	4.000%	7/30/2026		30,137
	WALT DISNEY CO/THE	Corporate bonds	1.850%	9/17/2025		99,032
	WALT DISNEY CO/THE	Corporate bonds	3.150%	9/15/2017		60,855
	WEA FINANCE LLC / WESTFIE 144A	Corporate bonds	1.750%	4/23/2018		435,271
	WELLS FARGO & CO	Corporate bonds	1.510%	12/29/2049		245,930
	WELLS FARGO & CO	Corporate bonds	0.060%	7/22/2020		125,988
	WELLS FARGO & CO	Corporate bonds	2.600%	7/26/2021		124,717
	WELLS FARGO & CO	Corporate bonds	2.100%	6/14/2046		116,767
	WELLS FARGO & CO	Corporate bonds	4.400%	7/22/2027		86,135
	WELLS FARGO & CO	Corporate bonds	4.300%	12/7/2046		82,286

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	WELLS FARGO & CO	Corporate bonds	4.750%	11/17/2045	60,891
	WELLS FARGO & CO	Corporate bonds	4.900%	10/23/2026	51,356
	WELLS FARGO & CO	Corporate bonds	3.000%	5/1/2045	38,096
	WELLS FARGO & CO	Corporate bonds	3.900%	1/15/2030	35,095
	WESTROCK MWV LLC	Corporate bonds	8.200%	3/1/2022	117,493
	WESTROCK RKT CO	Corporate bonds	4.900%		29,310
				Total Corporate Bonds	47,128,127

	FEDERAL HOME LN BK CONS BD	U.S. Government Agencies	5.500%	7/15/2036	472,224
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	6.250%	7/15/2032	129,357
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	6.750%	3/15/2031	33,825
	FEDERAL HOME LN MTG CORP STRIP	U.S. Government Agencies		9/15/2029	44,441
	FEDERAL HOME LN MTG CORP STRIP	U.S. Government Agencies		3/15/2031	12,153
	FEDERAL NATL MTG ASSN STRIP	U.S. Government Agencies		5/15/2030	385,834
	GNMA POOL #0499416	U.S. Government Agencies	6.000%	2/15/2029	306
	GNMA POOL #0615516	U.S. Government Agencies	4.500%	9/15/2033	19,182
	GNMA POOL #0689835	U.S. Government Agencies	6.500%	8/15/2038	5,742
	GNMA POOL #0728627	U.S. Government Agencies	4.500%	1/15/2040	20,009
	GNMA POOL #0738019	U.S. Government Agencies	4.500%	2/15/2041	22,120
	GNMA POOL #0745793	U.S. Government Agencies	4.500%	7/15/2040	40,387
	GNMA POOL #0759138	U.S. Government Agencies	4.000%	1/15/2041	80,652
	GNMA POOL #0762838	U.S. Government Agencies	4.000%	3/15/2041	51,467
	GNMA POOL #0781590	U.S. Government Agencies	5.500%	4/15/2033	5,721

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA POOL #0782510	U.S. Government Agencies	6.500%	12/15/2038		15,903
	GNMA POOL #0782557	U.S. Government Agencies	5.000%	1/15/2039		93,716
	GNMA POOL #0782619	U.S. Government Agencies	5.000%	4/15/2039		72,416
	GNMA POOL #0782958	U.S. Government Agencies	5.000%	5/15/2040		35,826
	GNMA POOL #0783571	U.S. Government Agencies	5.000%	12/15/2033		34,903
	GNMA POOL #0783609	U.S. Government Agencies	4.500%	10/15/2040		118,995
	GNMA POOL #0783610	U.S. Government Agencies	4.500%	11/15/2041		78,805
	GNMA GTD REMIC P/T 15-3 ZD	U.S. Government Agencies	4.000%	1/20/2045		366,686
	GNMA II POOL #0004223	U.S. Government Agencies	6.500%	8/20/2038		19,958
	GNMA II POOL #0004292	U.S. Government Agencies	6.500%	11/20/2038		7,578
	GNMA II POOL #0004559	U.S. Government Agencies	5.000%	10/20/2039		256,879
	GNMA II POOL #0004598	U.S. Government Agencies	4.500%	12/20/2039		7,574
	GNMA II POOL #0004617	U.S. Government Agencies	4.500%	1/20/2040		9,148
	GNMA II POOL #0004636	U.S. Government Agencies	4.500%	2/20/2040		7,415
	GNMA II POOL #0004696	U.S. Government Agencies	4.500%	5/20/2040		515
	GNMA II POOL #0004771	U.S. Government Agencies	4.500%	8/20/2040		17,816
	GNMA II POOL #0004800	U.S. Government Agencies	4.000%	9/20/2040		8,159
	GNMA II POOL #0004833	U.S. Government Agencies	4.000%	10/20/2040		8,835
	GNMA II POOL #0004882	U.S. Government Agencies	4.000%	12/20/2040		92,085
	GNMA II POOL #0004922	U.S. Government Agencies	4.000%	1/20/2041		62,433
	GNMA II POOL #0005018	U.S. Government Agencies	5.000%	4/20/2041		20,994
	GNMA II POOL #0005056	U.S. Government Agencies	5.000%	5/20/2041		5,428
	GNMA II POOL #0005083	U.S. Government Agencies	5.000%	6/20/2041		34,139

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA II POOL #0005115	U.S. Government Agencies	4.500%	7/20/2041		280,264
	GNMA II POOL #0005116	U.S. Government Agencies	5.000%	7/20/2041		29,792
	GNMA II POOL #0783584	U.S. Government Agencies	4.500%	7/20/2041		43,778
	GNMA II POOL #0783590	U.S. Government Agencies	4.500%	6/20/2041		53,719
	GNMA II POOL #0A3034S	U.S. Government Agencies	3.500%	8/20/2045		2,483,416
	GNMA II POOL #0MA1678	U.S. Government Agencies	4.000%	2/20/2044		983,848
	GNMA II POOL #0MA2960	U.S. Government Agencies	3.000%	7/20/2045		1,303,610
	GNMA II POOL #0MA3104	U.S. Government Agencies	3.000%	9/20/2045		642,376
	GNMA II POOL #0MA3173	U.S. Government Agencies	3.500%	10/20/2045		217,546
	FEDERAL NATL MTG ASSN		1.250%	8/17/2021		193,294
			Total U.S. Government Agencies			8,931,269

	CALIFORNIA ST	State and local obligations	5.000%	9/1/2042		82,378
	CALIFORNIA ST HLTH FACS FING A	State and local obligations	5.000%	8/15/2052		43,048
	LAS VEGAS VLY NV WTR DIST	State and local obligations	5.000%	6/1/2039		129,269
	MASSACHUSETTS ST BLDG AUTH	State and local obligations	5.000%	10/15/2041		55,619
	MET SAINT LOUIS MO SWR DIST WS	State and local obligations	5.000%	5/1/2042		55,194
	NEW JERSEY ST HLTH CARE FACS F	State and local obligations	5.000%	7/1/2044		48,248
	NEW JERSEY ST TRANSPRTN TRUST	State and local obligations	5.000%	6/15/2036		235,635
	NEW YORK CITY NY MUNI WTR FIN	State and local obligations	5.000%	6/15/2047		88,766
	NEW YORK ST URBAN DEV CORP REV	State and local obligations	5.000%	3/15/2024		127,810

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	UNIV OF CALIFORNIA CA REVENUES	State and local obligations	4.767%	5/15/2115		95,706
	UNIV OF CALIFORNIA CA REVENUES	State and local obligations	4.858%	5/15/2039		38,700
			Total State and Local Obligations			1,000,373

	FHLMC POOL #1B-8062	Agency mortgage backed securities	3.118%	3/1/2041		21,875
	FHLMC POOL #2B-0646	Agency mortgage backed securities	2.040%	7/1/2042		32,394
	FHLMC POOL #A7-1746	Agency mortgage backed securities	5.500%	1/1/2038		101,310
	FHLMC POOL #A8-1740	Agency mortgage backed securities	5.500%	9/1/2038		85,907
	FHLMC POOL #A9-0196	Agency mortgage backed securities	4.500%	12/1/2039		22,785
	FHLMC POOL #C0-3811	Agency mortgage backed securities	3.500%	4/1/2042		72,272
	FHLMC POOL #G0-1838	Agency mortgage backed securities	5.000%	7/1/2035		115,136
	FHLMC POOL #G0-1840	Agency mortgage backed securities	5.000%	7/1/2035		89,206
	FHLMC POOL #G0-7550	Agency mortgage backed securities	3.000%	8/1/2043		366,063
	FHLMC POOL #G0-7553	Agency mortgage backed securities	5.500%	6/1/2041		39,390
	FHLMC POOL #G0-7613	Agency mortgage backed securities	6.000%	4/1/2039		61,999
	FHLMC POOL #G0-7642	Agency mortgage backed securities	5.000%	10/1/2041		56,241
	FHLMC POOL #G0-7786	Agency mortgage backed securities	4.000%	8/1/2044		110,406
	FHLMC POOL #G0-7962	Agency mortgage backed securities	5.000%	11/1/2041		201,629
	FHLMC POOL #G0-8624	Agency mortgage backed securities	4.000%	1/1/2045		270,982
	FHLMC POOL #G0-8672	Agency mortgage backed securities	4.000%	10/1/2045		226,142
	FHLMC POOL #G1-4010	Agency mortgage backed securities	5.500%	5/1/2022		143,502
	FHLMC POOL #G1-5520	Agency mortgage backed securities	3.000%	7/1/2030		107,210
	FHLMC POOL #G6-0018	Agency mortgage backed securities	4.500%	12/1/2043		101,875

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #G6-0148	Agency mortgage backed securities	4.500%	7/1/2045		181,358
	FHLMC POOL #G6-0198	Agency mortgage backed securities	4.500%	9/1/2044		183,205
	FHLMC POOL #G6-0250	Agency mortgage backed securities	3.500%	10/1/2045		416,617
	FHLMC POOL #J0-0252	Agency mortgage backed securities	5.500%	10/1/2020		3,812
	FHLMC POOL #J0-0813	Agency mortgage backed securities	5.000%	12/1/2020		1,610
	FHLMC POOL #J0-2895	Agency mortgage backed securities	5.500%	6/1/2021		23,642
	FHLMC POOL #J0-3285	Agency mortgage backed securities	5.000%	8/1/2021		22,964
	FHLMC POOL #J0-3286	Agency mortgage backed securities	5.000%	9/1/2021		127,324
	FHLMC POOL #J0-5930	Agency mortgage backed securities	5.500%	3/1/2021		1,007
	FHLMC POOL #J3-1418	Agency mortgage backed securities	2.500%	5/1/2030		60,158
	FHLMC POOL #J3-1689	Agency mortgage backed securities	3.000%	5/1/2030		124,074
	FHLMC POOL #J3-2181	Agency mortgage backed securities	3.000%	7/1/2030		12,276
	FHLMC POOL #J3-2204	Agency mortgage backed securities	2.500%	7/1/2030		22,839
	FHLMC POOL #J3-2209	Agency mortgage backed securities	2.500%	7/1/2030		21,464
	FHLMC POOL #J3-2436	Agency mortgage backed securities	3.000%	8/1/2030		14,324
	FHLMC POOL #J3-2491	Agency mortgage backed securities	2.500%	7/1/2030		4,878
	FHLMC POOL #Q0-0804	Agency mortgage backed securities	4.500%	5/1/2041		50,203
	FHLMC POOL #Q0-0959	Agency mortgage backed securities	4.500%	5/1/2041		49,215
	FHLMC POOL #Q1-1909	Agency mortgage backed securities	3.500%	10/1/2042		12,513
	FHLMC POOL #Q1-2162	Agency mortgage backed securities	3.500%	8/1/2042		22,278
	FHLMC POOL #Q1-4866	Agency mortgage backed securities	3.000%	1/1/2043		75,645
	FHLMC POOL #Q1-6403	Agency mortgage backed securities	3.000%	3/1/2043		76,992
	FHLMC POOL #Q1-6567	Agency mortgage backed securities	3.000%	3/1/2043		77,553

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #Q1-6673	Agency mortgage backed securities	3.000%	3/1/2043		71,853
	FHLMC POOL #Q1-7095	Agency mortgage backed securities	3.000%	4/1/2043		75,352
	FHLMC POOL #Q2-0021	Agency mortgage backed securities	3.500%	7/1/2043		80,474
	FHLMC POOL #Q2-0206	Agency mortgage backed securities	3.500%	7/1/2043		77,524
	FHLMC POOL #Q2-4894	Agency mortgage backed securities	4.500%	2/1/2044		62,862
	FHLMC POOL #Q2-7375	Agency mortgage backed securities	4.500%	7/1/2044		37,096
	FHLMC POOL #Q2-9187	Agency mortgage backed securities	4.500%	10/1/2044		24,769
	FHLMC POOL #Q3-1644	Agency mortgage backed securities	4.000%	2/1/2045		1,266,460
	FHLMC POOL #Q3-5905	Agency mortgage backed securities	3.500%	8/1/2045		9,038
	FHLMC POOL #Q3-6302	Agency mortgage backed securities	3.500%	9/1/2045		14,314
	FHLMC POOL #Q3-6305	Agency mortgage backed securities	3.500%	9/1/2045		114,644
	FHLMC POOL #Q3-6965	Agency mortgage backed securities	3.500%	10/1/2045		140,836
	FHLMC POOL #Q3-6968	Agency mortgage backed securities	3.500%	10/1/2045		97,138
	FHLMC POOL #Q3-6972	Agency mortgage backed securities	4.000%	10/1/2045		146,677
	FHLMC POOL #V6-0696	Agency mortgage backed securities	3.000%	1/1/2030		28,368
	FHLMC POOL #V6-0724	Agency mortgage backed securities	3.000%	1/1/2030		39,823
	FHLMC POOL #V6-0770	Agency mortgage backed securities	2.500%	3/1/2030		55,560
	FHLMC POOL #V6-0796	Agency mortgage backed securities	2.500%	5/1/2030		85,531
	FHLMC POOL #V6-0840	Agency mortgage backed securities	3.000%	6/1/2030		152,870
	FHLMC POOL #V6-0886	Agency mortgage backed securities	2.500%	8/1/2030		93,408
	FHLMC POOL #V6-0902	Agency mortgage backed securities	2.500%	8/1/2030		70,020
	FHLMC POOL #V6-0903	Agency mortgage backed securities	2.500%	9/1/2030		69,049
	FHLMC POOL #V6-0904	Agency mortgage backed securities	2.500%	9/1/2030		142,594

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #V6-0905	Agency mortgage backed securities	2.500%	7/1/2030		6,607
	FHLMC POOL #V6-0908	Agency mortgage backed securities	3.000%	8/1/2030		146,186
	FHLMC POOL #V6-0909	Agency mortgage backed securities	3.000%	8/1/2030		22,646
	FHLMC POOL #V8-0169	Agency mortgage backed securities	3.000%	7/1/2043		315,667
	FHLMC POOL #V8-0355	Agency mortgage backed securities	3.500%	8/1/2043		79,181
	FHLMC MULTICLASS MTG 4316 XZ	Agency mortgage backed securities	4.500%	3/15/2044		216,466
	FHLMC MULTICLASS MTG 4352 ZX	Agency mortgage backed securities	4.000%	4/15/2044		302,620
	FNMA POOL #0254548	Agency mortgage backed securities	5.500%	12/1/2032		117,611
	FNMA POOL #0255316	Agency mortgage backed securities	5.000%	7/1/2019		10,437
	FNMA POOL #0555424	Agency mortgage backed securities	5.500%	5/1/2033		88,421
	FNMA POOL #0555591	Agency mortgage backed securities	5.500%	7/1/2033		38,606
	FNMA POOL #0676654	Agency mortgage backed securities	5.500%	1/1/2033		108,161
	FNMA POOL #0676661	Agency mortgage backed securities	5.500%	1/1/2033		79,866
	FNMA POOL #0735989	Agency mortgage backed securities	5.500%	2/1/2035		4,623
	FNMA POOL #0888601	Agency mortgage backed securities	5.500%	6/1/2020		26,081
	FNMA POOL #0889466	Agency mortgage backed securities	6.000%	5/1/2038		25,841
	FNMA POOL #0889529	Agency mortgage backed securities	6.000%	3/1/2038		10,693
	FNMA POOL #0889983	Agency mortgage backed securities	6.000%	10/1/2038		18,341
	FNMA POOL #0909353	Agency mortgage backed securities	5.500%	2/1/2022		88,984
	FNMA POOL #0987325	Agency mortgage backed securities	3.116%	9/1/2038		43,313
	FNMA POOL #0995113	Agency mortgage backed securities	5.500%	9/1/2036		162,530
	FNMA POOL #0995320	Agency mortgage backed securities	4.500%	12/1/2020		61,972
	FNMA POOL #0995324	Agency mortgage backed securities	5.000%	12/1/2020		107,540

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AB1226	Agency mortgage backed securities	4.500%	7/1/2040		11,054
	FNMA POOL #0AB3251	Agency mortgage backed securities	3.500%	7/1/2026		289,397
	FNMA POOL #0AB3314	Agency mortgage backed securities	4.500%	7/1/2041		11,283
	FNMA POOL #0AB4530	Agency mortgage backed securities	4.000%	2/1/2042		46,911
	FNMA POOL #0AB7271	Agency mortgage backed securities	3.000%	12/1/2042		68,420
	FNMA POOL #0AB7425	Agency mortgage backed securities	3.000%	12/1/2042		54,985
	FNMA POOL #0AB7458	Agency mortgage backed securities	3.000%	1/1/2043		68,716
	FNMA POOL #0AB7497	Agency mortgage backed securities	3.000%	1/1/2043		69,777
	FNMA POOL #0AB7567	Agency mortgage backed securities	3.000%	1/1/2043		70,289
	FNMA POOL #0AB7755	Agency mortgage backed securities	3.000%	1/1/2043		74,677
	FNMA POOL #0AB7762	Agency mortgage backed securities	3.000%	2/1/2043		62,072
	FNMA POOL #0AB8558	Agency mortgage backed securities	3.000%	2/1/2043		62,536
	FNMA POOL #0AB8701	Agency mortgage backed securities	3.000%	3/1/2043		94,253
	FNMA POOL #0AB8712	Agency mortgage backed securities	3.000%	3/1/2043		22,220
	FNMA POOL #0AB8830	Agency mortgage backed securities	3.000%	3/1/2043		57,967
	FNMA POOL #0AB8923	Agency mortgage backed securities	3.000%	4/1/2043		76,499
	FNMA POOL #0AB8924	Agency mortgage backed securities	3.000%	4/1/2043		74,006
	FNMA POOL #0AB9016	Agency mortgage backed securities	3.000%	4/1/2043		73,145
	FNMA POOL #0AB9173	Agency mortgage backed securities	3.000%	5/1/2043		74,147
	FNMA POOL #0AB9341	Agency mortgage backed securities	3.000%	5/1/2043		209,862
	FNMA POOL #0AB9462	Agency mortgage backed securities	3.000%	5/1/2043		98,124
	FNMA POOL #0AB9662	Agency mortgage backed securities	3.000%	6/1/2043		121,290
	FNMA POOL #0AC1876	Agency mortgage backed securities	4.000%	9/1/2039		1,468,130

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AC9312	Agency mortgage backed securities	4.000%	10/1/2041		23,352
	FNMA POOL #0AD0454	Agency mortgage backed securities	5.000%	11/1/2021		31,978
	FNMA POOL #0AD7992	Agency mortgage backed securities	4.500%	7/1/2040		40,017
	FNMA POOL #0AD8036	Agency mortgage backed securities	4.500%	8/1/2040		112,989
	FNMA POOL #0AE0096	Agency mortgage backed securities	5.500%	7/1/2025		147,315
	FNMA POOL #0AE0812	Agency mortgage backed securities	5.000%	7/1/2025		129,677
	FNMA POOL #0AE0823	Agency mortgage backed securities	6.000%	9/1/2040		10,838
	FNMA POOL #0AE0919	Agency mortgage backed securities	5.000%	5/1/2021		72,877
	FNMA POOL #0AE6056	Agency mortgage backed securities	4.000%	9/1/2040		33,417
	FNMA POOL #0AE8395	Agency mortgage backed securities	4.000%	11/1/2040		76,989
	FNMA POOL #0AH3518	Agency mortgage backed securities	4.000%	2/1/2041		79,059
	FNMA POOL #0AH3813	Agency mortgage backed securities	4.000%	1/1/2041		140,979
	FNMA POOL #0AH6958	Agency mortgage backed securities	2.918%	2/1/2041		18,615
	FNMA POOL #0AJ4898	Agency mortgage backed securities	4.000%	1/1/2042		95,199
	FNMA POOL #0AL0533	Agency mortgage backed securities	3.033%	7/1/2041		60,607
	FNMA POOL #0AL1704	Agency mortgage backed securities	6.500%	5/1/2040		104,627
	FNMA POOL #0AL1938	Agency mortgage backed securities	4.000%	12/1/2026		87,320
	FNMA POOL #0AL2482	Agency mortgage backed securities	4.500%	9/1/2042		37,114
	FNMA POOL #0AL2499	Agency mortgage backed securities	4.500%	1/1/2042		998,946
	FNMA POOL #0AL2683	Agency mortgage backed securities	4.000%	9/1/2026		124,943
	FNMA POOL #0AL2935	Agency mortgage backed securities	3.500%	2/1/2043		72,361
	FNMA POOL #0AL3162	Agency mortgage backed securities	3.000%	2/1/2043		214,014
	FNMA POOL #0AL3597	Agency mortgage backed securities	4.000%	1/1/2043		117,459

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AL3759	Agency mortgage backed securities	3.000%	5/1/2043		71,530
	FNMA POOL #0AL4009	Agency mortgage backed securities	3.500%	7/1/2043		305,876
	FNMA POOL #0AL4010	Agency mortgage backed securities	3.500%	7/1/2043		118,072
	FNMA POOL #0AL4014	Agency mortgage backed securities	3.500%	7/1/2043		298,536
	FNMA POOL #0AL4141	Agency mortgage backed securities	6.000%	4/1/2040		114,395
	FNMA POOL #0AL4142	Agency mortgage backed securities	6.000%	6/1/2041		42,179
	FNMA POOL #0AL4244	Agency mortgage backed securities	4.000%	7/1/2042		183,139
	FNMA POOL #0AL4682	Agency mortgage backed securities	3.500%	12/1/2043		79,078
	FNMA POOL #0AL4922	Agency mortgage backed securities	3.500%	2/1/2029		70,942
	FNMA POOL #0AL5097	Agency mortgage backed securities	4.500%	9/1/2043		220,348
	FNMA POOL #0AL5231	Agency mortgage backed securities	4.500%	9/1/2042		129,238
	FNMA POOL #0AL5601	Agency mortgage backed securities	4.000%	8/1/2044		661,374
	FNMA POOL #0AL5884	Agency mortgage backed securities	3.500%	8/1/2029		234,653
	FNMA POOL #0AL5956	Agency mortgage backed securities	4.000%	5/1/2027		224,942
	FNMA POOL #0AL6144	Agency mortgage backed securities	3.000%	1/1/2030		340,024
	FNMA POOL #0AL6302	Agency mortgage backed securities	4.500%	10/1/2041		125,946
	FNMA POOL #0AL6583	Agency mortgage backed securities	3.000%	3/1/2030		84,582
	FNMA POOL #0AL6584	Agency mortgage backed securities	3.000%	4/1/2030		72,914
	FNMA POOL #0AL6626	Agency mortgage backed securities	4.000%	12/1/2042		72,534
	FNMA POOL #0AL6761	Agency mortgage backed securities	3.000%	5/1/2030		42,583
	FNMA POOL #0AL7139	Agency mortgage backed securities	3.000%	7/1/2030		56,944
	FNMA POOL #0AL7225	Agency mortgage backed securities	3.000%	8/1/2030		105,075
	FNMA POOL #0AL7227	Agency mortgage backed securities	3.000%	8/1/2030		94,906

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AL7369	Agency mortgage backed securities	4.000%	1/1/2043		82,039
	FNMA POOL #0AL7442	Agency mortgage backed securities	4.000%	10/1/2045		50,027
	FNMA POOL #0AL7443	Agency mortgage backed securities	4.000%	10/1/2045		68,787
	FNMA POOL #0AL7577	Agency mortgage backed securities	4.000%	10/1/2043		62,041
	FNMA POOL #0AL9285	Agency mortgage backed securities	3.500%	10/1/2046		919,075
	FNMA POOL #0AO6482	Agency mortgage backed securities	2.209%	7/1/2042		10,784
	FNMA POOL #0AP0006	Agency mortgage backed securities	2.021%	7/1/2042		43,343
	FNMA POOL #0AQ1292	Agency mortgage backed securities	2.500%	2/1/2028		55,770
	FNMA POOL #0AR3218	Agency mortgage backed securities	3.500%	4/1/2043		88,275
	FNMA POOL #0AR7568	Agency mortgage backed securities	3.000%	3/1/2043		40,559
	FNMA POOL #0AR7576	Agency mortgage backed securities	3.000%	3/1/2043		67,683
	FNMA POOL #0AR8630	Agency mortgage backed securities	3.000%	4/1/2043		75,673
	FNMA POOL #0AR9194	Agency mortgage backed securities	3.000%	3/1/2043		103,802
	FNMA POOL #0AR9218	Agency mortgage backed securities	3.000%	3/1/2043		64,262
	FNMA POOL #0AS0209	Agency mortgage backed securities	3.500%	8/1/2043		73,535
	FNMA POOL #0AS1453	Agency mortgage backed securities	3.500%	1/1/2044		29,402
	FNMA POOL #0AS1539	Agency mortgage backed securities	3.500%	1/1/2044		47,237
	FNMA POOL #0AS2488	Agency mortgage backed securities	4.000%	5/1/2044		30,630
	FNMA POOL #0AS2591	Agency mortgage backed securities	3.500%	6/1/2044		18,896
	FNMA POOL #0AS2676	Agency mortgage backed securities	3.000%	6/1/2029		75,404
	FNMA POOL #0AS3031	Agency mortgage backed securities	3.500%	8/1/2044		49,789
	FNMA POOL #0AS3034	Agency mortgage backed securities	3.500%	8/1/2044		31,282
	FNMA POOL #0AS3220	Agency mortgage backed securities	3.000%	9/1/2029		74,134

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AS3355	Agency mortgage backed securities	3.000%	9/1/2029		56,680
	FNMA POOL #0AS5093	Agency mortgage backed securities	2.500%	6/1/2030		60,571
	FNMA POOL #0AS5147	Agency mortgage backed securities	2.500%	6/1/2030		40,154
	FNMA POOL #0AS5175	Agency mortgage backed securities	3.500%	6/1/2045		1,292,821
	FNMA POOL #0AS5312	Agency mortgage backed securities	3.500%	7/1/2045		254,831
	FNMA POOL #0AS5365	Agency mortgage backed securities	3.500%	7/1/2045		254,874
	FNMA POOL #0AS5407	Agency mortgage backed securities	2.500%	7/1/2030		94,558
	FNMA POOL #0AS5548	Agency mortgage backed securities	2.500%	8/1/2030		42,924
	FNMA POOL #0AS5551	Agency mortgage backed securities	2.500%	8/1/2030		42,544
	FNMA POOL #0AS5614	Agency mortgage backed securities	2.500%	8/1/2030		55,819
	FNMA POOL #0AS5618	Agency mortgage backed securities	2.500%	8/1/2030		45,859
	FNMA POOL #0AS5622	Agency mortgage backed securities	3.000%	8/1/2030		78,382
	FNMA POOL #0AS5623	Agency mortgage backed securities	3.000%	8/1/2030		79,600
	FNMA POOL #0AS5707	Agency mortgage backed securities	3.500%	8/1/2030		15,501
	FNMA POOL #0AS5708	Agency mortgage backed securities	3.500%	8/1/2030		63,942
	FNMA POOL #0AS5714	Agency mortgage backed securities	3.000%	9/1/2030		55,016
	FNMA POOL #0AS5728	Agency mortgage backed securities	3.000%	9/1/2030		74,470
	FNMA POOL #0AS5786	Agency mortgage backed securities	2.500%	9/1/2030		52,716
	FNMA POOL #0AS5872	Agency mortgage backed securities	2.500%	9/1/2030		62,064
	FNMA POOL #0AS5949	Agency mortgage backed securities	4.000%	10/1/2045		139,144
	FNMA POOL #0AS5952	Agency mortgage backed securities	4.500%	10/1/2045		128,042
	FNMA POOL #0AS6008	Agency mortgage backed securities	4.000%	10/1/2045		154,891
	FNMA POOL #0AS6009	Agency mortgage backed securities	4.000%	10/1/2045		113,982

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AS8487	Agency mortgage backed securities	3.000%	12/1/2046		445,789
	FNMA POOL #0AS8489	Agency mortgage backed securities	3.000%	12/1/2046		409,839
	FNMA POOL #0AS8509	Agency mortgage backed securities	3.000%	12/1/2046		438,647
	FNMA POOL #0AT2037	Agency mortgage backed securities	3.000%	4/1/2043		28,030
	FNMA POOL #0AT2040	Agency mortgage backed securities	3.000%	4/1/2043		67,082
	FNMA POOL #0AT2043	Agency mortgage backed securities	3.000%	4/1/2043		76,376
	FNMA POOL #0AT2719	Agency mortgage backed securities	3.000%	5/1/2043		140,714
	FNMA POOL #0AT4327	Agency mortgage backed securities	3.500%	7/1/2043		83,123
	FNMA POOL #0AT6321	Agency mortgage backed securities	3.500%	6/1/2043		77,156
	FNMA POOL #0AT6654	Agency mortgage backed securities	3.000%	5/1/2043		71,584
	FNMA POOL #0AT7333	Agency mortgage backed securities	3.500%	8/1/2043		19,996
	FNMA POOL #0AT7676	Agency mortgage backed securities	3.000%	6/1/2043		35,420
	FNMA POOL #0AT7940	Agency mortgage backed securities	3.500%	7/1/2043		81,122
	FNMA POOL #0AT8464	Agency mortgage backed securities	3.500%	7/1/2043		73,009
	FNMA POOL #0AU0613	Agency mortgage backed securities	3.500%	8/1/2043		83,814
	FNMA POOL #0AU1633	Agency mortgage backed securities	3.500%	7/1/2043		167,619
	FNMA POOL #0AU3032	Agency mortgage backed securities	3.500%	8/1/2043		20,832
	FNMA POOL #0AV8876	Agency mortgage backed securities	4.000%	12/1/2044		80,405
	FNMA POOL #0AW0391	Agency mortgage backed securities	3.500%	4/1/2029		76,381
	FNMA POOL #0AW0937	Agency mortgage backed securities	3.000%	4/1/2029		70,692
	FNMA POOL #0AW1007	Agency mortgage backed securities	4.000%	5/1/2044		49,305
	FNMA POOL #0AW1247	Agency mortgage backed securities	3.000%	5/1/2029		76,706
	FNMA POOL #0AW4287	Agency mortgage backed securities	3.500%	8/1/2044		21,640

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AW7055	Agency mortgage backed securities	4.000%	7/1/2044		41,082
	FNMA POOL #0AW8188	Agency mortgage backed securities	3.500%	9/1/2044		42,630
	FNMA POOL #0AW8191	Agency mortgage backed securities	3.500%	9/1/2044		43,419
	FNMA POOL #0AX3298	Agency mortgage backed securities	3.000%	8/1/2030		14,935
	FNMA POOL #0AX8713	Agency mortgage backed securities	4.000%	1/1/2045		95,606
	FNMA POOL #0AX9700	Agency mortgage backed securities	3.000%	7/1/2030		19,811
	FNMA POOL #0AX9701	Agency mortgage backed securities	3.000%	7/1/2030		61,171
	FNMA POOL #0AY0808	Agency mortgage backed securities	3.500%	4/1/2045		1,294,708
	FNMA POOL #0AY0828	Agency mortgage backed securities	2.500%	5/1/2030		28,705
	FNMA POOL #0AY3416	Agency mortgage backed securities	2.500%	4/1/2030		57,938
	FNMA POOL #0AY8218	Agency mortgage backed securities	4.000%	5/1/2045		45,495
	FNMA POOL #0AY8440	Agency mortgage backed securities	2.500%	8/1/2030		743,294
	FNMA POOL #0AY9770	Agency mortgage backed securities	4.000%	5/1/2045		93,021
	FNMA POOL #0AZ2170	Agency mortgage backed securities	2.500%	7/1/2030		25,004
	FNMA POOL #0AZ2297	Agency mortgage backed securities	3.000%	7/1/2030		11,964
	FNMA POOL #0AZ4777	Agency mortgage backed securities	3.500%	10/1/2045		107,606
	FNMA POOL #0AZ4782	Agency mortgage backed securities	4.000%	10/1/2045		185,667
	FNMA POOL #0AZ4838	Agency mortgage backed securities	3.500%	8/1/2045		3,543
	FNMA POOL #0AZ4844	Agency mortgage backed securities	3.500%	8/1/2045		4,876
	FNMA POOL #0AZ5719	Agency mortgage backed securities	3.000%	9/1/2030		33,316
	FNMA POOL #0AZ7833	Agency mortgage backed securities	3.000%	8/1/2030		16,830
	FNMA POOL #0AZ8597	Agency mortgage backed securities	3.000%	8/1/2030		7,253
	FNMA POOL #0AZ9243	Agency mortgage backed securities	4.000%	10/1/2045		21,304

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AZ9244	Agency mortgage backed securities	4.000%	10/1/2045		24,220
	FNMA POOL #0BA2877	Agency mortgage backed securities	4.000%	10/1/2045		26,979
	FNMA POOL #0BA2878	Agency mortgage backed securities	4.000%	10/1/2045		26,969
	FNMA POOL #0BA2879	Agency mortgage backed securities	4.000%	10/1/2045		27,386
	FNMA POOL #0BC0167	Agency mortgage backed securities	3.500%	1/1/2046		1,156,036
	FNMA POOL #0BC1332	Agency mortgage backed securities	3.500%	1/1/2046		1,131,608
	FNMA POOL #0BC4752	Agency mortgage backed securities	3.000%	10/1/2046		304,322
	FNMA POOL #0BC8059	Agency mortgage backed securities	3.500%	5/1/2046		384,965
	FNMA POOL #0BC9367	Agency mortgage backed securities	3.500%	6/1/2046		378,100
	FNMA POOL #0BD0824	Agency mortgage backed securities	3.000%	10/1/2046		126,056
	FNMA POOL #0BD3132	Agency mortgage backed securities	3.500%	8/1/2046		499,559
	FNMA POOL #0BD6102	Agency mortgage backed securities	3.000%	10/1/2046		49,612
	FNMA POOL #0BD6533	Agency mortgage backed securities	3.000%	10/1/2046		96,277
	FNMA POOL #0BD6718	Agency mortgage backed securities	3.000%	9/1/2046		28,701
	FNMA POOL #0BD7645	Agency mortgage backed securities	3.000%	11/1/2046		77,470
	FNMA POOL #0BD8002	Agency mortgage backed securities	3.000%	9/1/2046		155,386
	FNMA POOL #0BD9640	Agency mortgage backed securities	3.000%	11/1/2046		294,971
	FNMA POOL #0BE3281	Agency mortgage backed securities	3.000%	11/1/2046		249,290
	FNMA POOL #0MA2642	Agency mortgage backed securities	3.500%	6/1/2046		89,506
	FNMA POOL #0MA2670	Agency mortgage backed securities	3.000%	7/1/2046		481,599
	FNMA GTD REMIC P/T	Agency mortgage backed securities	0.236%	12/27/2022		120,022

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA GTD REMIC P/T 02-T6 A1	Agency mortgage backed securities	3.310%	2/25/2032		4,934
	FNMA GTD REMIC P/T 14-58 VM	Agency mortgage backed securities	4.000%	8/25/2033		329,440
			Total Agency Mortgage Backed Securities			35,870,871

	AMERICAN CREDIT ACCEP 1 A 144A	Asset, other mtg backed securities	1.430%	8/12/2019		7,892
	BAMLL COMMERCIAL M 200P B 144A	Asset, other mtg backed securities	3.490%	4/14/2033		401,004
	BANC OF AMERICA COMMER UBS7	Asset, other mtg backed securities	VAR RT	9/15/2048		213,550
	BANC OF AMERICA COMMERCI 3 A1A	Asset, other mtg backed securities	VAR RT	6/10/2049		29,671
	BANC OF AMERICA COMMERCI 4 A1A	Asset, other mtg backed securities	VAR RT	2/10/2051		219,649
	BEAR STEARNS ALT-A TRUST 13 A1	Asset, other mtg backed securities	VAR RT	11/25/2034		51,885
	BEAR STEARNS ARM TRUST 20 7 4A	Asset, other mtg backed securities	VAR RT	10/25/2034		15,439
	BEAR STEARNS COMMERCI PW17	Asset, other mtg backed securities	VAR RT	6/11/2050		211,975
	CABELA'S CREDIT CARD MAS 1A A1	Asset, other mtg backed securities	2.260%	3/15/2023		275,382
	CAPITAL ONE MULTI-ASSET A4 A4	Asset, other mtg backed securities	1.330%	6/15/2022		587,019
	CDGJ COMMERCIAL MO BXCH A 144A	Asset, other mtg backed securities	VAR RT	12/15/2027		244,769
	CGBAM COMMERCIAL M SMRT B	Asset, other mtg backed securities	3.213%	4/10/2028		571,124
	CHASE ISSUANCE TRUST A1 A1	Asset, other mtg backed securities	1.150%	1/15/2019		115,000
	CHRYSLER CAPITAL AUT AA B 144A	Asset, other mtg backed securities	1.760%	8/15/2019		506,238
	CITIBANK CREDIT CARD ISS A1 A1	Asset, other mtg backed securities	2.880%	1/23/2023		261,579
	CITIGROUP COMMERCIAL MO C6 A1A	Asset, other mtg backed securities	VAR RT	12/10/2049		596,008
	CITIGROUP COMMERCIAL MOR P1 XA	Asset, other mtg backed securities	VAR RT	9/15/2048		264,740
	COMM 2013-GAM GAM A2 144A	Asset, other mtg backed securities	3.367%	2/10/2028		182,702
	COMM 2013-LC6 MORTGAGE LC6 XA	Asset, other mtg backed securities	VAR RT	1/10/2046		147,601

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	COMM 2014-FL5 MORTG FL5 A 144A	Asset, other mtg backed securities	VAR RT	10/15/2031		226,250
	COMM 2014-LC15 MORTGAG LC15 A4	Asset, other mtg backed securities	4.006%	4/10/2047		69,014
	COMM 2014-PAT MORTG PAT A 144A	Asset, other mtg backed securities	VAR RT	8/13/2027		379,045
	COMM 2014-TWC MORTG TWC A 144A	Asset, other mtg backed securities	VAR RT	2/13/2032		185,000
	COMM 2015-3BP MORTG 3BP A 144A	Asset, other mtg backed securities	3.178%	2/10/2035		269,951
	COMM 2015-CCRE25 MORTGA CR25 C	Asset, other mtg backed securities	VAR RT	8/10/2048		284,446
	COMM 2015-DC1 MORTGAGE DC1 A5	Asset, other mtg backed securities	3.350%	2/10/2048		85,695
	COMM 2015-LC21 MORTGAG LC21 XA	Asset, other mtg backed securities	VAR RT	7/10/2048		258,522
	COMMERCIAL MORTGAGE PAS CR28	Asset, other mtg backed securities	VAR RT	2/10/2049		210,554
	CORE INDUSTRIAL T WEST XA 144A	Asset, other mtg backed securities	VAR RT	2/10/2037		271,823
	CORE INDUSTRIAL TR WEST A 144A	Asset, other mtg backed securities	3.292%	2/10/2037		165,261
	CREDIT ACCEPTANCE AU 1A A 144A	Asset, other mtg backed securities	2.000%	7/15/2022		671,205
	CREDIT ACCEPTANCE AU 2A A 144A	Asset, other mtg backed securities	1.880%	3/15/2022		499,125
	CREDIT ACCEPTANCE AU 2A A 144A	Asset, other mtg backed securities	2.420%	11/15/2023		349,610
	CREDIT ACCEPTANCE AU 2A C 144A	Asset, other mtg backed securities	3.760%	2/15/2024		387,090
	CSMC TRUST 2015-GL GLPB A 144A	Asset, other mtg backed securities	3.639%	11/15/2034		401,231
	CSMC TRUST 2016-NXSR NXSR A4	Asset, other mtg backed securities	VAR RT	12/15/2049		133,681
	DBRR 2013-EZ3 TRUST EZ3 A 144A	Asset, other mtg backed securities	VAR RT	12/18/2049		18,025
	DBUBS 2011-LC1 MO LC1A A2 144A	Asset, other mtg backed securities	4.528%	11/10/2046		181,125
	FORD CREDIT FLOORPLAN MAS 1 A1	Asset, other mtg backed securities	1.760%	2/15/2021		568,517
	GAHR COMMERCIAL NRF AFL1 144A	Asset, other mtg backed securities	VAR RT	12/15/2034		382,064
	GE COMMERCIAL MORTGAGE C1 A1A	Asset, other mtg backed securities	VAR RT	12/10/2049		159,517
	GS MORTGAGE SECURITIES GC18 A4	Asset, other mtg backed securities	4.074%	1/10/2047		117,776

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	GS MORTGAGE SECURITIES GC5 A2	Asset, other mtg backed securities	2.999%	8/10/2044		1,998
	IFC SBA LOAN-BACKED A 1 A 144A	Asset, other mtg backed securities	VAR RT	1/15/2024		18,139
	INVITATION HOMES 2 SFR3 A 144A	Asset, other mtg backed securities	VAR RT	8/17/2032		232,335
	J.P. MORGAN CHASE NINE A 144A	Asset, other mtg backed securities	VAR RT	10/6/2038		227,738
	JP MORGAN CHASE CBX A4FL 144A	Asset, other mtg backed securities	VAR RT	6/15/2045		513,360
	JP MORGAN CHASE COM FL6 A 144A	Asset, other mtg backed securities	VAR RT	11/15/2031		198,342
	JP MORGAN CHASE COMME CB18	Asset, other mtg backed securities	VAR RT	6/12/2047		44,626
	LB-UBS COMMERCIAL MORTG C2	Asset, other mtg backed securities	5.387%	2/15/2040		235,964
	LB-UBS COMMERCIAL MORTGA C1	Asset, other mtg backed securities	5.455%	2/15/2040		180,133
	MORGAN STANLEY BANK OF C25 XA	Asset, other mtg backed securities	VAR RT	10/15/2048		222,831
	MORGAN STANLEY CAPITA IQ14 A1A	Asset, other mtg backed securities	VAR RT	4/15/2049		140,990
	MORGAN STANLEY CAPITAL IQ14 A4	Asset, other mtg backed securities	VAR RT	4/15/2049		449,692
	MORGAN STANLEY REREM XA A 144A	Asset, other mtg backed securities	2.000%	7/27/2049		106,561
	NAVIENT PRIVATE ED AA A2A 144A	Asset, other mtg backed securities	3.910%	12/15/2045		394,456
	NAVIENT PRIVATE EDU AA A1 144A	Asset, other mtg backed securities	VAR RT	12/15/2021		49,078
	NAVIENT PRIVATE EDU CTA A 144A	Asset, other mtg backed securities	VAR RT	9/16/2024		48,166
	NEXTGEAR FLOORPLAN M 1A A 144A	Asset, other mtg backed securities	1.920%	10/15/2019		220,000
	ONEMAIN FINANCIAL IS 1A A 144A	Asset, other mtg backed securities	3.19%	3/18/2026		901,352
	ONEMAIN FINANCIAL IS 1A A 144A	Asset, other mtg backed securities	2.430%	6/18/2024		94,550
	ONEMAIN FINANCIAL IS 2A A 144A	Asset, other mtg backed securities	2.470%	9/18/2024		719,979
	PFS FINANCING CORP A A 144A	Asset, other mtg backed securities	VAR RT	2/18/2020		583,665
	PFS FINANCING CORP BA A 144A	Asset, other mtg backed securities	1.870%	10/15/2021		99,000
	PRESTIGE AUTO RECEI 1A A3 144A	Asset, other mtg backed securities	1.520%	4/15/2020		182,117

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	RBSCF TRUST 2009- RR2 WBB 144A	Asset, other mtg backed securities	VAR RT	2/16/2051		109,991
	SANTANDER DRIVE AUTO AA C 144A	Asset, other mtg backed securities	—%	11/15/2018		45,894
	SANTANDER DRIVE AUTO REC 5 A2A	Asset, other mtg backed securities	1.120%	12/17/2018		82,846
	SANTANDER DRIVE AUTO RECE 2 A3	Asset, other mtg backed securities	1.560%	5/15/2020		99,917
	SANTANDER DRIVE AUTO RECEI 1 B	Asset, other mtg backed securities	2.470%	12/15/2020		518,563
	SANTANDER DRIVE AUTO RECEI 1 C	Asset, other mtg backed securities	3.090%	4/15/2022		456,824
	SANTANDER DRIVE AUTO RECEI 2 B	Asset, other mtg backed securities	2.080%	2/16/2021		365,261
	SANTANDER DRIVE AUTO RECEI 3 C	Asset, other mtg backed securities	1.810%	4/15/2019		169,822
	SFAVE COMMERCIAL 5AVE A2A 144A	Asset, other mtg backed securities	VAR RT	1/5/2043		187,661
	SG COMMERCIAL MORTGAGE S C5 A4	Asset, other mtg backed securities	3.055%	10/10/2048		135,840
	SLM PRIVATE EDUCATI A A2A 144A	Asset, other mtg backed securities	1.770%	5/17/2027		149,516
	SLM PRIVATE EDUCATI A A2B 144A	Asset, other mtg backed securities	VAR RT	5/17/2027		287,095
	SLM PRIVATE EDUCATI B A2B 144A	Asset, other mtg backed securities	VAR RT	6/17/2030		367,003
	SLM PRIVATE EDUCATIO A A1 144A	Asset, other mtg backed securities	VAR RT	7/15/2022		32,353
	SLM PRIVATE EDUCATIO A A1 144A	Asset, other mtg backed securities	VAR RT	8/15/2025		21,177
	SLM PRIVATE EDUCATIO C A1 144A	Asset, other mtg backed securities	VAR RT	2/15/2022		27,355
	SLM PRIVATE EDUCATIO C A2 144A	Asset, other mtg backed securities	3.310%	10/15/2046		278,024
	SLM PRIVATE EDUCATIO D A2 144A	Asset, other mtg backed securities	2.950%	2/15/2046		141,111
	SLM PRIVATE EDUCATIO E A1 144A	Asset, other mtg backed securities	VAR RT	10/16/2023		11,596
	SMB PRIVATE EDUCATI C A2A 144A	Asset, other mtg backed securities	2.340%	9/15/2034		314,674
	SMB PRIVATE EDUCATIO A A1 144A	Asset, other mtg backed securities	VAR RT	5/15/2023		136,683
	SOFI PROFESSIONAL L C A2A 144A	Asset, other mtg backed securities	1.480%	5/26/2031		319,415
	STRIPS 2012-1 LTD 1A A 144A	Asset, other mtg backed securities	1.500%	12/25/2044		4,131

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost	(e) Current Value
	STRUCTURED ADJUSTABLE RA 13 A2	Asset, other mtg backed securities	VAR RT	9/25/2034		43,408
	SYNCHRONY CREDIT CARD MAST 1 A	Asset, other mtg backed securities	2.040%	3/15/2022		572,387
	WELLS FARGO COMMERCIAL C28 A4	Asset, other mtg backed securities	3.540%	5/15/2048		148,919
	WORLD FINANCIAL NETWORK CR	Asset, other mtg backed securities	1.610%	12/15/2021		641,166
	WORLD FINANCIAL NETWORK CR	Asset, other mtg backed securities	2.230%	8/15/2022		262,365
	WORLD FINANCIAL NETWORK CR	Asset, other mtg backed securities	3.090%	4/17/2023		203,331
		Total Asset and other Mortgage Backed Securities				23,194,575

	COLOMBIA GOVT INTERNATIONAL	Non U.S. Government	8.125%	5/21/2024		262,500
	ISRAEL ST AID	Non U.S. Government	5.500%	9/18/2033		142,428
	MEXICO GOVT INTERNATIONAL	Non U.S. Government	4.125%	1/21/2026		218,240
	MEXICO GOVT INTERNATIONAL	Non U.S. Government	3.625%	3/15/2022		170,340
	MEXICO GOVT INTERNATIONAL	Non U.S. Government	4.000%	10/2/2023		100,240
	MEXICO GOVT INTERNATIONAL	Non U.S. Government	3.500%	1/21/2021		28,448
	PROVINCE OF ONTARIO CANADA	Non U.S. Government	1.100%	10/25/2017		184,714
	TURKEY GOVT INTERNATIONAL	Non U.S. Government	5.750%	3/22/2024		210,607
	URUGUAY GOVT INTERNATIONAL	Non U.S. Government	4.375%	10/27/2027		135,344
			Total Non U.S. Government Funds			1,452,861

	ALLERGAN PLC	Common Stock				1,546,934
	ALPHABET INC-CL C	Common Stock				1,247,261
	ANHEUSER-BUSCH INBEV SA/NV	Common Stock				652,345
	APPLE INC	Common Stock				1,235,336

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	APPLIED MATERIALS INC	Common Stock		1,455,022
	AXA SA	Common Stock		1,022,426
	BB&T CORP	Common Stock		1,683,551
	CHUBB LTD	Common Stock		1,469,571
	COCA-COLA EUROPEAN PARTNERS PL	Common Stock		1,002,414
	CSRA INC	Common Stock		24,167
	DANAHER CORP	Common Stock		1,016,123
	DENTSPLY SIRONA INC	Common Stock		941,865
	ESSILOR INTERNATIONAL SA	Common Stock		1,223,196
	GENERAL DYNAMICS CORP	Common Stock		1,266,979
	HOME DEPOT INC/THE	Common Stock		1,071,701
	JPMORGAN CHASE & CO	Common Stock		1,249,048
	LLOYDS BANKING GROUP PLC	Common Stock		203,591
	MICROSOFT CORP	Common Stock		1,624,340
	NEXTERA ENERGY INC	Common Stock		1,243,220
	PTC INC	Common Stock		1,272,610
	RAYTHEON CO	Common Stock		1,145,372
	SAFRAN SA	Common Stock		1,252,152
	SAMSUNG ELECTRONICS CO LTD	Common Stock		1,456,907
	SYMRISE AG	Common Stock		825,156
	TIME WARNER INC	Common Stock		1,291,861
	TJX COS INC/THE	Common Stock		1,007,118
	UNITED PARCEL SERVICE INC	Common Stock		1,328,334

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	UNIVERSAL DISPLAY CORP	Common Stock			677,571
	US BANCORP	Common Stock			1,541,871
	VISA INC	Common Stock			1,483,706
	VODAFONE GROUP PLC	Common Stock			1,304,500
	WELLS FARGO & CO	Common Stock			1,336,693
	WPP PLC	Common Stock			806,495
				Total Common Stock	37,909,436

	U S TREASURY BOND	U.S. Treasuries	3.125%	11/15/2041	2,562,580
	U S TREASURY BOND	U.S. Treasuries	3.750%	11/15/2043	821,997
	U S TREASURY BOND	U.S. Treasuries	3.750%	8/15/2041	777,139
	U S TREASURY BOND	U.S. Treasuries	2.875%	11/15/2046	655,360
	U S TREASURY BOND	U.S. Treasuries	5.000%	5/15/2037	644,494
	U S TREASURY BOND	U.S. Treasuries	3.125%	2/15/2042	547,953
	U S TREASURY BOND	U.S. Treasuries	3.125%	8/15/2044	435,207
	U S TREASURY BOND	U.S. Treasuries	2.875%	8/15/2045	408,980
	U S TREASURY BOND	U.S. Treasuries	2.500%	5/15/2046	386,572
	U S TREASURY BOND	U.S. Treasuries	2.500%	2/15/2046	259,914
	U S TREASURY BOND	U.S. Treasuries	3.000%	5/15/2045	217,026
	U S TREASURY BOND	U.S. Treasuries	2.250%	8/15/2046	92,490
	U S TREASURY NOTE	U.S. Treasuries	2.125%	11/30/2023	7,013,115
	U S TREASURY NOTE	U.S. Treasuries	1.000%	11/15/2019	6,915,783
	U S TREASURY NOTE	U.S. Treasuries	0.875%	9/15/2019	6,123,801

Supplemental Schedule

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	U S TREASURY NOTE	U.S. Treasuries	1.125%	7/31/2021	4,896,037
	U S TREASURY NOTE	U.S. Treasuries	1.250%	7/31/2023	4,481,093
	U S TREASURY NOTE	U.S. Treasuries	1.125%	6/30/2021	4,374,691
	U S TREASURY NOTE	U.S. Treasuries	1.500%	3/31/2023	3,761,763
	U S TREASURY NOTE	U.S. Treasuries	0.750%	8/31/2018	3,110,682
	U S TREASURY NOTE	U.S. Treasuries	1.250%	11/30/2018	1,606,318
	U S TREASURY NOTE	U.S. Treasuries	1.625%	4/30/2023	1,562,009
	U S TREASURY NOTE	U.S. Treasuries	2.250%	7/31/2021	1,462,556
	U S TREASURY NOTE	U.S. Treasuries	2.000%	11/15/2026	1,457,654
	U S TREASURY NOTE	U.S. Treasuries	1.375%	12/15/2019	974,336
	U S TREASURY NOTE	U.S. Treasuries	1.375%	9/30/2023	672,364
	U S TREASURY NOTE	U.S. Treasuries	1.750%	11/30/2021	635,225
	U S TREASURY NOTE	U.S. Treasuries	2.125%	8/31/2020	609,703
	U S TREASURY NOTE	U.S. Treasuries	1.500%	8/15/2026	498,952
				Total U.S. Treasuries	57,965,794

	Self-Directed Brokerage	Other			25,645,045

	Assets (Held at End of Year)				$2,532,095,391

	[1] Represents taxed loan balances with original maturity dates of 2004 through 2029 for active employees. These active employees retain the right to pay back the loan balances.
	* Represents Party in Interest

Supplemental Schedule

Schedule of Reportable Transactions for the Year ended December 31, 2016
Computer Sciences Corporation
Form 5500, Schedule H, Line 4j
EIN 95-2043126
Computer Sciences Corporation Matched Asset Plan 001

(a)		(b)	(c)	(d)	(g)	(h)	(i)
Identity of party involved		Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)

Single transactions in excess of 5%:	The Bank of NY Mellon	EB TEMP INV FD 996115960 Sale		$134,024,368	$134,024,368	$134,024,368	$—
Series of transactions in excess of 5%:
	CSRA	CSRA INC 12650T104
		Purchases - 4	$39,076,071
		Sales - 78		$177,277,773	$169,900,308	$169,900,308	$7,377,465
	The Bank of NY Mellon	EB TEMP INV FD
		Purchases - 626	$591,325,766
		Sales - 803		$590,732,269	$590,732,269	$590,732,269	$—

Signatures

Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Employee Benefits Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Computer Sciences Corporation Matched Asset Plan

Dated: June 26, 2017	By:	/s/ H.C. Charles Diao
	Name:	H.C. Charles Diao
	Title:	Vice President - Finance, Corporate Treasurer
Member, CSC Employee Benefits Fiduciary Committee